    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1995


                                                       REGISTRATION NO. 33-63235
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                               VISX, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                           DELAWARE                                                      06-1161793
                   (STATE OF INCORPORATION)                                 (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            3400 CENTRAL EXPRESSWAY
                             SANTA CLARA, CA 95051
                                 (408) 733-2020
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MARK B. LOGAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VISX, INCORPORATED
                            3400 CENTRAL EXPRESSWAY
                             SANTA CLARA, CA 95051
                                 (408) 733-2020
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           CHRISTOPHER D. MITCHELL, ESQ.                        ROY J. SCHMIDT, JR., ESQ.
              FELIX P. PHILLIPS, ESQ.                         SUZANNE SAWOCHKA HOOPER, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                        GIBSON DUNN & CRUTCHER
             PROFESSIONAL CORPORATION                            2029 CENTURY PARK EAST
                650 PAGE MILL ROAD                                LOS ANGELES, CA 90067
                PALO ALTO, CA 94304                                  (310) 552-8500
                  (415) 493-9300

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the Underwriting Agreement is executed.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1995


                                2,500,000 SHARES
                                      LOGO

                                  COMMON STOCK

     THE 2,500,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY (THIS "OFFERING") ARE BEING OFFERED BY VISX, INCORPORATED ("VISX" OR THE "COMPANY"). THE
COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET ("NASDAQ") UNDER THE SYMBOL "VISX." ON OCTOBER 12, 1995, THE LAST REPORTED SALES PRICE OF THE COMMON STOCK ON NASDAQ WAS $22 1/2 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 5 TO 10.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
                            ------------------------

                                                          UNDERWRITING
                                      PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                       PUBLIC             COMMISSIONS*            COMPANY+
PER SHARE......................           $                     $                     $
TOTAL++........................           $                     $                     $

---------------

* THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

+ BEFORE DEDUCTING EXPENSES OF THIS OFFERING PAYABLE BY THE COMPANY ESTIMATED TO
  BE $350,000.

++ THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO
   375,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE
   TOTAL PRICE TO PUBLIC WILL BE $          , THE TOTAL UNDERWRITING DISCOUNTS
   AND COMMISSIONS WILL BE $          AND THE TOTAL PROCEEDS TO COMPANY WILL BE
   $          . SEE "UNDERWRITING."
                            ------------------------

     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT THE DELIVERY OF CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT                     , 1995, AGAINST PAYMENT THEREFOR IN NEW YORK FUNDS.
THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.                                 PAINEWEBBER INCORPORATED

            THE DATE OF THIS PROSPECTUS IS                  , 1995.

                            [VISX Logo appears here]

                     COMMERCIALIZING PROPRIETARY TECHNOLOGY


United States                        International
Pillar Point Partners                Licensing Agreements
[Above text appears inside of a      [Above text appears inside
photo of U.S. Map]                   of a photo of world globe]

                              *Worldwide Equipment
                               Sales through Alcon

*Per Procedure                       *Equipment Royalties
 Royalties from Licensees            from Licensed Manufacturers
*Equipment Royalties         *Use Royalties from
 from Licensees              Licenced Manufacturers

               *[Text appears inside of an outline of a diamond]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS OR OTHER SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     VISX is a leader in the design and development of proprietary technologies and systems for laser vision correction ("LVC"), an outpatient surgical procedure to treat refractive vision disorders such as nearsightedness, astigmatism and farsightedness with the goal of eliminating or reducing reliance on eyeglasses and contact lenses. In LVC, a computer-controlled excimer laser ablates, or removes, submicron layers of tissue from the surface of the cornea to reshape the eye, thereby improving visual acuity. Vision correction represents one of the largest medical markets with over 100 million people in the United States experiencing some form of nearsightedness, astigmatism or farsightedness. Industry sources estimate that approximately $13 billion was spent on eyeglasses, contact lenses and other corrective eyewear in the United States in 1994. Vision correction is typically paid for by the individual receiving treatment and does not rely on reimbursement from governmental or private health care payors.


     Since its inception in 1985, VISX has been developing a substantial proprietary position in system and application technology relating to the use of lasers for vision correction. The Company's strategy is to commercialize this intellectual property position through (i) per procedure and equipment royalties from Pillar Point Partners ("Pillar Point"), (ii) international use and equipment royalties collected under direct licensing agreements, and (iii) worldwide sales of the Company's excimer laser system. Alcon Laboratories, Inc, and its affiliates ("Alcon") has served as the Company's exclusive marketing partner since 1986. On October 28, 1995, Alcon, VISX and the other participants in VISX's pending stockholder derivative litigation announced an agreement in principle to settle such litigation pursuant to which, among other things, Alcon's exclusive domestic marketing and international distribution rights will be terminated subject to execution of a definitive settlement agreement and effective upon court approval of the settlement. Court approval, if any, is not expected until the first quarter of 1996. As a result of the termination of Alcon's exclusive marketing and distribution rights, the Company will need to establish and implement new marketing and sales strategies for the United States and international markets.



     Pillar Point was formed by the Company and Summit Technology, Inc. ("Summit") in 1992 to hold certain United States patent rights of both companies relating to LVC. Through Pillar Point, the Company will participate in the commercialization of LVC in the United States by either company. Under the terms of the Pillar Point agreement, which relates only to United States equipment sales and use, VISX and Summit will share profits from per procedure royalties, and all partnership profits attributable to royalties on laser equipment sales by Summit will be allocated to VISX. In October 1995, Summit announced that it had received United States Food and Drug Administration ("FDA") approval of its pre-market approval ("PMA") application for use of LVC to treat low-level myopia. This approval will enable Summit to market and sell LVC systems in the United States and thereby positions Pillar Point to begin receiving revenues in early 1996. Pillar Point also intends to make its patents available, through licensing agreements, to other manufacturers that obtain PMA for LVC systems and seek to make, use or sell such systems in the United States. VISX and Summit would, in such event, share in profits from per procedure and equipment royalties paid to Pillar Point by other manufacturers that are licensed by Pillar Point. The Company believes that one of its key strengths is the patent position of Pillar Point, which holds exclusive licenses from VISX and Summit to more than 20 United States patents covering methods and hardware for performing LVC.


     Internationally, VISX holds 75 patents and is pursuing a strategy which includes licensing other manufacturers of excimer laser systems for LVC in the countries in which VISX holds patents. In September 1995, VISX entered into a license agreement with Chiron Vision Corporation ("Chiron") and extended its agreement, originally entered into in 1994, with Aesculap-Meditec ("Meditec"). Under these agreements, the Company will receive royalties for sales and use of Chiron and Meditec equipment in Canada and will receive equipment royalties on all other international sales. Chiron and

Meditec are two of the largest manufacturers of excimer lasers for eye care applications in international markets.


     The Company manufactures its proprietary excimer laser system (the "VISX System") for LVC and other applications and has been marketing the VISX System internationally since 1988. To date, over 200 VISX Systems have been shipped, and the Company estimates that over 250,000 eyes have been treated with the installed base of VISX Systems in over 30 countries. The Company has completed United States clinical trials for LVC for the treatment of low-level myopia and for phototherapeutic keratectomy ("PTK"), a laser surgical procedure for treating corneal pathologies. On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK and has commenced United States commercialization of the VISX System for this indication. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia, subject to VISX providing certain additional patient data. Although the FDA is not bound by the panel's recommendations in determining whether or not to grant PMA and there can be no assurance as to when or whether such approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA.


                                  THE OFFERING

Common Stock Offered by the Company..........  2,500,000 shares
Common Stock Outstanding after this
  Offering...................................  14,703,392 shares(1)
Use of Proceeds..............................  For research and development, ongoing clinical trials, expansion of marketing and
                                               manufacturing activities, working capital and
                                               other general corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market symbol................  VISX

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                      JUNE 30,
                                    ----------------------------------------------------   -----------------
                                     1990      1991       1992          1993      1994      1994      1995
                                    -------   -------   --------       -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Total revenues....................  $ 6,621   $13,171   $ 20,285       $22,074   $17,896   $10,237   $ 6,475
Cost of revenues..................    4,126     8,285     12,551        12,030    10,274     5,250     4,438
Total costs and expenses..........   14,632    15,573     30,859(2)     22,266    25,230    10,723    12,962
Loss from operations..............   (8,011)   (2,402)   (10,574)(2)      (192)   (7,334)     (486)   (6,487)
Net income (loss).................   (7,209)   (1,817)    (9,551)(2)       179    (6,264)     (257)   (8,279)
Net income (loss) per share.......  $  (.94)  $  (.22)  $   (.98)(2)   $   .02   $  (.60)  $  (.03)  $  (.71)
Weighted average number of shares
  and equivalents outstanding.....    7,643     8,214      9,706        10,540    10,372    10,271    11,654

                                                                                     JUNE 30, 1995
                                                                               -------------------------
                                                                                ACTUAL    AS ADJUSTED(3)
                                                                               --------   --------------
BALANCE SHEET DATA:
Cash and short-term investments..............................................  $ 14,845      $ 67,511
Working capital..............................................................    17,788        70,454
Total assets.................................................................    27,344        80,010
Deferred revenue and other long-term obligations.............................       409           409
Accumulated deficit..........................................................   (45,082)      (45,082)
Stockholders' equity.........................................................    20,157        72,823

---------------
    (1) Based on shares of Common Stock outstanding as of September 30, 1995. Excludes 1,403,713 shares of Common Stock reserved for issuance upon exercise of outstanding options and an additional 752,315 shares reserved for issuance pursuant to future grants under the Company's stock plans as of September 30, 1995.

    (2) Includes a $6.0 million charge for purchased research and development incurred in connection with an acquisition. See Note 1 of Notes to Consolidated Financial Statements.

    (3) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $22 1/2 per share and after deducting the estimated underwriting discounts and commissions and offering expenses.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information in this Prospectus and the documents incorporated by reference herein.

ABSENCE OF PROFITABLE OPERATIONS HISTORY; FLUCTUATIONS IN RESULTS OF OPERATIONS


     The Company began operations in March 1986 and has recorded losses from operations in all years since its inception. At June 30, 1995, the Company had an accumulated deficit of $45.1 million. The Company anticipates continued losses from operations due to ongoing research, development and clinical expenditures as well as increased sales, marketing and manufacturing expenditures to support United States commercial introduction of the VISX System. In addition, the Company's results of operations have in the past fluctuated substantially from period to period, due largely to the timing and amount of orders received from Alcon, and its future results of operations may vary significantly from quarter to quarter, as a result of the amount and timing of revenues from use and equipment royalties paid to Pillar Point, royalties under international licensing arrangements, international and United States equipment sales and the Company's ability to implement alternate marketing and sales strategies following the termination of Alcon's exclusive marketing and distribution rights. There can be no assurance that the Company will achieve profitability in the future or that profitability, if achieved, will be sustained. In addition, failure to receive FDA approval for the VISX System for LVC could materially affect the perception of the Company in the marketplace, and could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY OF MARKET ACCEPTANCE

     The Company believes that its profitability and growth will depend upon broad acceptance of LVC in the United States and key international markets targeted by the Company. There can be no assurance that LVC will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. The acceptance of LVC may be affected adversely by its cost, concerns relating to its safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, and the lack of third-party reimbursement for the procedure. Many consumers may choose not to have LVC due to the availability of nonsurgical methods for vision correction. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of LVC systems manufactured by any participant in the LVC market could also adversely affect acceptance of the procedure. Market acceptance could also be affected by the ability of the Company and other participants in the LVC market to train a broad population of ophthalmologists in the procedure. Ophthalmologist acceptance could also be affected by the cost of the excimer laser systems used to perform LVC. Promotional efforts by suppliers of products or procedures which are alternatives to LVC, including eyeglasses and contact lenses, may also adversely affect the market acceptance of LVC. The failure of LVC to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing, Sales and Distribution."

RISKS RELATING TO PILLAR POINT PARTNERS

     The agreements establishing Pillar Point (collectively, the "Pillar Point Agreement") contemplate that royalties will be paid to Pillar Point each time a laser system is used to perform LVC in the United States under licenses granted to the Company, Summit or other manufacturers. Should the Company receive PMA for LVC, the Company will seek to establish and maintain contractual arrangements permitting it to collect per procedure royalties from use of VISX Systems. There can, however, be no assurance that the Company or Summit will be able to collect such royalties. In forming Pillar Point, the Company and Summit endeavored to structure the operations of the partnership in a manner consistent with antitrust laws. The compliance of Pillar Point with these laws will depend upon the activities of the partners, a determination of what constitutes a relevant market for purposes of such laws, the nature of the patents, the number and relative strength of competitors in such markets and numerous other factors, many of which are presently unknown or are beyond the control of Pillar Point, VISX and Summit. No assurance can be given that the activities of Pillar Point will not be challenged under such laws. In March 1995, Pillar Point sued LaserSight, Inc. for patent infringement in the Federal District Court for Delaware. In that action, LaserSight has asserted several affirmative defenses and has entered a declaratory judgment counterclaim asserting, among other things, that the Pillar Point Agreement constitutes patent misuse. Additionally, in October 1995, VISX received notice that the Federal Trade Commission ("FTC") is requesting the production of certain documents in connection with an investigation relating to whether or not Pillar Point and/or the companies that formed Pillar Point, VISX and Summit, have engaged in any unfair methods of competition in violation of federal trade regulation laws. Any successful challenge to the operation of Pillar Point or to its patents could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pillar Point Partners and Other Licensing Arrangements."


     In addition, there can be no assurance that the Pillar Point Agreement will preclude patent disputes with Summit relating to technology not included in Pillar Point in the United States or relating to any technology outside the United States. In particular, Summit has sued VISX in the United States under a patent held by Summit and not licensed to Pillar Point, and VISX has sued Summit in Canada for infringement of certain of VISX's Canadian patents. See
"-- Reliance on Patents and Proprietary Technology; Risks Related to Patent Litigation" and "Business -- Legal Proceedings."

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISKS RELATED TO PATENT
LITIGATION

     Protection of the Company's proprietary technology is important to its business. In the United States, there are a number of patents covering methods and apparatus for performing corneal surgery with ultraviolet lasers, including patents owned by VISX and Summit. Pursuant to the Pillar Point Agreement VISX and Summit each contributed their rights under United States patents previously issued to them covering apparatus and methods for performing ultraviolet laser corneal surgery. The Pillar Point Agreement also provides that certain other patent rights obtained by either VISX or Summit must be contributed or offered to Pillar Point, depending upon the nature of the particular patent rights involved. In addition, there are also multiple foreign patents covering apparatus for performing excimer laser corneal surgery, including patents or patent rights held by VISX, Summit, and others. See "Business -- Pillar Point Partners and Other Licensing Arrangements" and "Business -- Patents and Proprietary Rights."

     There can be no assurance that the United States patent rights held by Pillar Point or international patents held by VISX will afford any significant degree of protection or provide the Company with a competitive advantage. In particular, there can be no assurance that any such patents will not be challenged, invalidated or circumvented in the future, either in the United States or internationally. Failure to maintain the protection afforded by the patents held by Pillar Point and the Company's international patents would have a material adverse effect on the Company's future revenues and ability to become profitable. Further, there can be no assurance that the patents held by Pillar Point or the Company's international patents will ultimately be found to be valid or enforceable or that the Company's patent rights will deter others from developing substantially equivalent or competitive products.

     In addition, the medical device industry, including the ophthalmic laser sector, has been characterized by substantial litigation, both in the United States and internationally, regarding patents and proprietary rights. The Company is engaged in several pending patent proceedings, both in the United States and internationally. In the United States, Summit has sued the Company for infringement of a patent held by Summit and not licensed to Pillar Point. Internationally, the Company has filed actions alleging infringement of its patents against certain parties in Canada, is involved in opposition proceedings challenging the issuance of certain patents in the European Patent Office ("EPO") and has filed an action alleging patent infringement against a company in Germany. For additional detail regarding these patent proceedings, see "Business -- Legal Proceedings." There can be no assurance that additional patent infringement claims in the United States or in other countries will not be asserted against VISX by Summit (limited in the United States to patent rights not included in Pillar Point) or others, or, if asserted, that VISX will be successful in defending against such claims. Furthermore, Pillar Point or VISX may undertake additional infringement actions against others. Infringement actions with respect to United States patents licensed to Pillar Point could be brought or defended by Pillar Point, although the partners would have the right to initiate, pursue, defend or participate in such actions if Pillar Point declined to do so. The defense and prosecution of patent proceedings is costly and involves substantial commitments of management time. Adverse determinations in litigation or other patent proceedings to which the Company currently is or may become a party could subject the Company to significant liabilities to third parties and require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products in one or more markets, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights" and "Business -- Legal Proceedings."



LACK OF FDA APPROVAL OF VISX SYSTEM FOR LVC; GOVERNMENT REGULATION


     LVC systems, including the VISX System, are regulated in the United States as medical devices by the FDA under the federal Food, Drug, and Cosmetic Act ("FDC Act") and, as such, require FDA approval of a PMA application prior to commercial sale in the United States. The process of obtaining approval of a PMA application is lengthy, expensive and uncertain, generally takes several years or longer to complete, if approval is obtained at all, and requires the submission of extensive clinical data and supporting information to the FDA. The PMA process also typically requires a public hearing before an advisory panel comprised of experts in the relevant field. The FDA is not bound by the advisory panel's recommendations; however, it tends to accord them significant weight.


     On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK. In addition, on October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia. The panel's recommendation is subject to submission by VISX of certain additional updated follow-up data on patients previously treated with the VISX System. Although the FDA is not bound by the panel's recommendations in determining whether or not to grant PMA and there can be no assurance as to when or whether such approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA. The FDA will continue its review of the Company's PMA application, particularly in light of the observations and recommendations made by the panel. The time frame required to obtain a PMA following the panel recommendation could be significant. Failure to receive FDA approval for the VISX System for LVC could materially affect the perception of the Company in the marketplace, and could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."


     In June 1995, the FDA promulgated a draft proposal entitled "FDA Guidance for Photorefractive Keratectomy Laser Systems: IDE Studies and PMA Applications." The proposal, which would add substantial additional requirements for LVC clinical trials, is intended to supersede prior draft guidelines promulgated by the FDA in 1990 but never finalized. In July 1995, at a public hearing regarding the draft proposal, the FDA and the Ophthalmic Devices Advisory Panel heard recommendations from various industry sources. It is uncertain as to whether the FDA will accept all or any of the recommended changes to the draft proposal. FDA implementation of some or all of proposal's recommendations could, particularly if such implementation is retroactive, require the Company to submit additional clinical data, including data not collected in the Company's United States clinical trials. Such implementation could therefore substantially delay receipt of PMA for the VISX System for LVC and increase the likelihood that the Company will not be able to obtain such approval.

     Products manufactured or distributed by the Company pursuant to a PMA will be subject to pervasive and continuing regulation by the FDA. The FDC Act also requires the Company to manufacture its products in accordance with its Good Manufacturing Practices ("GMP") regulations. The Company's facilities are subject to periodic GMP inspections by the FDA. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed amendments to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarket approval of devices, and criminal prosecution. Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect on the Company's business, financial condition or results of operations.

     International sales of LVC systems, including the VISX System, are subject to regulations governing the sale of medical devices in the countries in which these systems are sold, as well as to FDA export clearances. International regulatory requirements vary by country and there can be no assurance that VISX will receive additional international regulatory approvals or meet requirements for ongoing commercial sales, or as to the associated cost or delay. Failure to receive approval in, or meet the requirements of, any country would prevent the Company from selling its products in such country, which could adversely affect the Company's results of operations. See "Business -- Government Regulation."

LACK OF LONG-TERM FOLLOW-UP DATA; UNDETERMINED MEDICAL RISKS


     Concerns with respect to the safety and efficacy of LVC include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decrease in best corrected vision (i.e., with corrective eyewear); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of LVC which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Concern over the safety of LVC or other procedures could in turn adversely affect market acceptance of LVC and the VISX System or result in adverse regulatory action, including product recalls, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Clinical Trials and Results."



RISKS ASSOCIATED WITH SALES AND MARKETING; RISKS ASSOCIATED WITH INTERNATIONAL SALES



     Alcon has served as the Company's exclusive international distributor and has exclusive domestic sales and marketing rights. Accordingly, the Company has been entirely dependent upon the efforts of Alcon for international sales of VISX Systems and, under the existing agreements with Alcon, would be dependent upon Alcon for domestic product sales. Furthermore, the Company's international marketing agreement with Alcon does not contain specified minimum purchase commitments and requires annual agreement on unit pricing and number of systems to be purchased by Alcon. The agreement provides that disputes thereunder as to pricing and certain other matters are to be resolved by binding arbitration. The Company's domestic agreement provides that sales targets are also subject to binding arbitration if not agreed upon by the parties. Both agreements also require the Company to indemnify Alcon and its affiliates for damages, up to an aggregate of $4.0 million, arising out of certain potential claims, including personal injury and patent infringement claims. On October 28, 1995, Alcon, VISX and the other participants in VISX's pending stockholder derivative litigation announced an agreement in principle for the settlement of such litigation pursuant to which, among other things, the domestic and international marketing agreements between VISX and Alcon will terminate subject to execution of a definitive settlement agreement and after a transition period during which court approval of the settlement will be sought. Court approval, if any, is not expected until the first quarter of 1996. Alcon will cease, after the transition period, all marketing and sales efforts on behalf of VISX. However, Alcon will continue to service VISX Systems sold internationally by Alcon. Alcon has agreed to cooperate with the Company in various respects to facilitate the transition resulting from termination of the marketing agreements with Alcon. As a result of the termination of Alcon's exclusive marketing rights, the Company will need to establish and implement new marketing and sales strategies for the United States and international markets. The Company's future success will depend in large part on its ability to establish and implement new domestic and international marketing and sales strategies, and there can be no assurance that the Company will be able to do so in a timely manner or at all.


     International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. See "Business -- Marketing, Sales and Distribution."

COMPETITION AND TECHNOLOGICAL CHANGE


     The medical device and ophthalmic laser industries are subject to intense competition and technological change. LVC using excimer laser systems for treatment of refractive disorders competes with eyeglasses, contact lenses and radial keratotomy ("RK"), as well as with other technologies and surgical techniques currently under development, such as corneal implants and surgery using different types of lasers. In the United States, the Company believes that it and Summit are the leading manufacturers of excimer laser systems. In October 1995, Summit received FDA approval of its PMA application for LVC for treatment of nearsightedness. This approval enables Summit to commence commercial sale of its laser system for LVC in the United States prior to the Company, which, although the Company will receive per procedure and equipment royalties through Pillar Point, will afford Summit a competitive advantage with respect to equipment sales for LVC.


     Use of the VISX System for PTK to treat corneal pathologies competes with corneal transplants, surgery and drug treatments. The VISX System also competes with products marketed or under development by other laser and medical equipment manufacturers, many of which may have greater financial and other resources than the Company. Additionally, competitors, both in the United States and abroad, may enter the excimer laser equipment manufacturing business or acquire existing companies. Such competitors may be able to offer their products at a lower cost or may develop procedures that involve a lower per procedure cost. Competition from new entrants may be particularly prevalent in those countries where significant regulatory approvals are not required. In addition, medical companies, academic and research institutions and others could develop new therapies, including new medical devices or surgical procedures, for the conditions targeted by the Company, which therapies could be more medically effective and less expensive than LVC, and could potentially render LVC obsolete. Any such developments could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Competition."

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced substantial price volatility, and such volatility may occur in the future. In addition, the stock market from time to time has experienced extreme price and volume fluctuations that have affected the market price of many companies and have often been unrelated to the operating performance of particular companies. Factors such as developments with respect to the Company's PMA applications and clinical trials, fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights and litigation relating thereto, public concern as to the safety of products developed by the Company or others, changes in recommendations of securities analysts and general market conditions may have a significant effect on the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

PRODUCT LIABILITY AND INSURANCE

     Inherent in the testing and use of human health care devices is the potentially significant risk of physical injury to patients which could result in product liability or other claims based upon injuries or alleged injuries associated with a defect in the product's performance, which may not become evident for a number of years. The VISX System includes high-voltage power supplies, cryogenic subsystems, high-pressure gases, toxic gases, and other potentially hazardous factors. In the event of an accident, the Company could be liable for any damages that result, and any such liability could exceed the resources of the Company. VISX maintains a "claims made" product liability insurance policy in the amount of $4.0 million, which is the maximum payout for all claims that could be made during the policy period. The inability of the Company to maintain adequate insurance coverage as well as any product liability or personal injury claims in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

MANUFACTURING RISKS

     The Company currently does not have experience manufacturing its VISX System in large-scale, commercial quantities. In the event that the Company receives FDA approval for LVC, the Company would need to hire and train additional manufacturing personnel to meet increased production requirements. In addition, the Company contracts with third parties for the manufacture or assembly of certain components. Several of these components are currently provided by a single vendor. If any of these suppliers were to cease providing components to the Company, the Company would be required to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. A failure to increase production volumes in a cost-effective or timely manner, or an interruption in the manufacturing of VISX Systems, could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing, Components and Raw Materials."

FUTURE CAPITAL REQUIREMENTS


     Although the Company anticipates that the net proceeds of this Offering will be sufficient to meet the Company's capital requirements for at least the next 24 months, there can be no assurance that the Company will not require additional financing. The Company's future liquidity and capital requirements will depend upon numerous factors, many of which are outside the control of the Company. Future financings may result in the issuance of senior securities or in dilution to holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all. See "Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE COMPANY

     The Company is incorporated in Delaware. The Company's principal executive offices are located at 3400 Central Expressway, Santa Clara, California 95051 and its telephone number at that location is (408) 733-2020. All references in this Prospectus to VISX and the Company refer to VISX and its subsidiaries unless the context otherwise indicates. The VISX logo and VisionKey are Company trademarks. Trademarks of other companies also are referred to in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby, after deduction of underwriting discounts and commissions and offering expenses, are estimated to be $52.7 million (or $60.6 million if the Underwriters' over-allotment option is exercised in full).

     The Company expects to use a majority of the net proceeds of this Offering for research and development, ongoing clinical trials of the VISX System for additional indications and expansion of marketing and manufacturing activities, and expects to use the remainder of the net proceeds for general corporate purposes including working capital. The amount and timing of the expenditures of the net proceeds for these purposes will depend on numerous factors, including timing of receipt of FDA approval to market the VISX System for LVC. The Company may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although the Company has no current agreements or understandings with respect to any such transactions. Pending such uses, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since November 4, 1993, the Common Stock has traded on the Nasdaq National Market under the symbol "VISX." From February 1991 to November 3, 1993, the Common Stock was listed on the American Stock Exchange under the symbol "VSX." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by the Nasdaq National Market and the American Stock Exchange, as appropriate.

                                                                      HIGH         LOW
                                                                     -------     -------
1993
  1st Quarter......................................................  $13  7/8    $ 9  1/2
  2nd Quarter......................................................   12  1/2      8  1/2
  3rd Quarter......................................................   15  3/4      9  1/2
  4th Quarter......................................................   18  1/4     12  1/2
1994
  1st Quarter......................................................  $28  3/4    $15  1/2
  2nd Quarter......................................................   21  1/4     13  3/4
  3rd Quarter......................................................   22          11  3/4
  4th Quarter......................................................   14  1/2     10
1995
  1st Quarter......................................................  $15  7/8    $10
  2nd Quarter......................................................   14 5/16     10  7/8
  3rd Quarter......................................................   24  1/8     13
  4th Quarter (through October 12, 1995)...........................   24  3/4     18 3/4

     On October 12, 1995, the last reported sale price of the Common Stock on the Nasdaq National Market was $22 1/2 per share. As of such date, there were approximately 841 holders of record of the Common Stock.

     The Company has never declared or paid any cash dividends on its Common Stock. The Company presently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1995, and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $22 1/2 per share) and the receipt of the estimated net proceeds therefrom by the Company after deducting the estimated underwriting discounts and commissions and offering expenses.

                                                                           JUNE 30, 1995
                                                                       ---------------------
                                                                                       AS
                                                                        ACTUAL      ADJUSTED
                                                                       --------     --------
                                                                          (IN THOUSANDS)
Deferred revenue and other long-term obligations.....................  $    409     $    409
                                                                       --------     --------
Stockholders' equity:
  Common Stock, $0.01 par value, 30,000,000 shares authorized;
     12,571,142 shares issued actual, 15,071,142 shares issued as
     adjusted(1)(2)..................................................       125          151
  Additional paid-in capital.........................................    65,117      117,757
  Accumulated deficit................................................   (45,082)     (45,082)
  Less: 500,000 Common Stock treasury shares, at cost(2).............        (3)          (3)
                                                                       --------     --------
     Total stockholders' equity......................................    20,157       72,823
                                                                       --------     --------
  Total capitalization...............................................  $ 20,566     $ 73,232
                                                                       ========     ========

---------------
     (1) Excludes 1,502,393 shares of Common Stock reserved for issuance upon exercise of outstanding options and an additional 571,972 shares reserved for issuance pursuant to future grants under the Company's stock plans as of June 30, 1995. See Note 5 of Notes to Consolidated Financial Statements.

     (2) Includes 500,000 shares of Common Stock held in the Company's treasury which were retired in July 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated statement of operations data set forth below for the years ended December 31, 1992, 1993 and 1994 and the consolidated balance sheet data at December 31, 1993 and 1994 are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus. The consolidated statement of operations data set forth below with respect to the years ended December 31, 1990 and 1991 and the balance sheet data at December 31, 1990, 1991 and 1992 are derived from audited financial statements of the Company which are not included in this Prospectus. The statement of operations data for the six months ended June 30, 1994 and 1995 and the balance sheet data at June 30, 1995 have been derived from unaudited financial statements of the Company which are included elsewhere in this Prospectus. Unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results for the entire fiscal year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                       SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                    ------------------------------------------------   -----------------
                                                     1990      1991       1992      1993      1994      1994      1995
                                                    -------   -------   --------   -------   -------   -------   -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales...................................  $ 5,977   $11,182   $  9,368   $ 1,092   $ 1,240   $   940   $ 2,800
  Product sales to Alcon, a related party.........       --     1,678      9,566    18,450    13,993     8,067     1,680
  Service and other revenues......................      644       311      1,351     2,532     2,663     1,230     1,995
                                                    -------   -------   --------   -------   -------   -------   -------
    Total revenues................................    6,621    13,171     20,285    22,074    17,896    10,237     6,475
                                                    -------   -------   --------   -------   -------   -------   -------
Costs and Expenses:
  Cost of revenues................................    4,126     8,285     12,551    12,030    10,274     5,250     4,438
  Marketing, general and administrative...........    6,034     4,624      6,846     5,272     6,371     2,495     3,916
  Research, development and regulatory............    4,472     2,664      5,445     4,964     7,085     2,978     4,608
  Reserve for product line disposition............       --        --         --        --     1,500        --        --
  Purchased research and development..............       --        --      6,017        --        --        --        --
                                                    -------   -------   --------   -------   -------   -------   -------
    Total costs and expenses......................   14,632    15,573     30,859    22,266    25,230    10,723    12,962
                                                    -------   -------   --------   -------   -------   -------   -------
    Loss from operations..........................   (8,011)   (2,402)   (10,574)     (192)   (7,334)     (486)   (6,487)
                                                    -------   -------   --------   -------   -------   -------   -------
Other income (expense):
  Interest income.................................      814       589        767       295       472       206       376
  Other income....................................       --        --        276        76       598        23        82
  Interest expense................................      (12)       (4)       (20)       --        --        --        --
  Litigation settlement...........................       --        --         --        --        --        --    (2,250)
                                                    -------   -------   --------   -------   -------   -------   -------
    Other income (expense), net...................      802       585      1,023       371     1,070       229    (1,792)
                                                    -------   -------   --------   -------   -------   -------   -------
Net income (loss).................................  $(7,209)  $(1,817)  $ (9,551)  $   179   $(6,264)  $  (257)  $(8,279)
                                                    =======   =======   ========   =======   =======   =======   =======
Net income (loss) per share.......................  $  (.94)  $  (.22)  $   (.98)  $   .02   $  (.60)  $  (.03)  $  (.71)
                                                    =======   =======   ========   =======   =======   =======   =======
Weighted average number of shares and equivalents
  outstanding.....................................    7,643     8,214      9,706    10,540    10,372    10,271    11,654
                                                    =======   =======   ========   =======   =======   =======   =======

                                                                      DECEMBER 31,
                                                    ------------------------------------------------             JUNE 30,
                                                     1990      1991       1992      1993      1994                1995
                                                    -------   -------   --------   -------   -------             -------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short-term investments...................  $ 4,880   $ 6,823   $  9,135   $11,847   $11,161             $14,845
Working capital...................................    6,773     7,595     14,003    15,733    11,842              17,788
Total assets......................................   10,544    25,157     23,033    22,917    20,627              27,344
Deferred revenue and other long-term
  obligations.....................................    1,619       699        664       659       409                 409
Accumulated deficit...............................  (19,350)  (21,167)   (30,718)  (30,539)  (36,803)            (45,082)
Stockholders' equity..............................    5,938    19,603     16,207    18,024    13,993              20,157

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

     Since its inception, VISX has been engaged in the design and development of proprietary technologies and systems for LVC and has been manufacturing such systems since 1987. In 1994, the Company determined that it was necessary for the Company to strengthen its management as well as to devote increased attention to regulatory affairs and monitoring of activities at clinical trial sites. This determination arose, in part, as the Company became aware of procedural and administrative irregularities at three of the Company's clinical sites following FDA inspections in September 1994, which were conducted as part of the FDA's normal oversight responsibility. The issues raised by the FDA inspections did not involve concerns over patient safety or the efficacy of the VISX System.

     On November 1, 1994, the Company hired Mark B. Logan as President and Chief Executive Officer to strengthen its executive management. Also in 1995, the Company hired Jordan D. Haller, M.D. as Vice President, Regulatory and Clinical Affairs and retained Marc G. Odrich, M.D. as Medical Monitor to provide additional oversight of clinical trials. As a result of these management changes and increased focus on clinical and regulatory affairs, the Company has increased its expenditures in the regulatory and clinical affairs area.

     During 1994 and throughout 1995, the Company has undergone a transition from being primarily focused on development and clinical evaluation of the Company's products to a broad-based, market-driven strategy to expand and commercialize the Company's proprietary technology. In May 1995, Elizabeth Davila joined the Company as Executive Vice President and Chief Operating Officer to help implement this new strategy.


     Until May 26, 1995, Alcon had been a related party to the Company by virtue of its representation on the Company's board of directors. Alcon's representatives did not stand for reelection at the Company's 1995 annual stockholders' meeting, and Alcon is therefore no longer considered a related party to the Company. Certain allegations in pending derivative litigation brought by stockholders of the Company relate to Alcon's marketing of the VISX System. On October 28, 1995, Alcon, VISX and the other participants in VISX's pending stockholder derivative litigation announced an agreement in principle for the settlement of such litigation pursuant to which, among other things, the domestic and international marketing agreements between VISX and Alcon will terminate subject to execution of a definitive settlement agreement and after a transition period during which court approval of the settlement will be sought. Court approval, if any, is not expected until the first quarter of 1996. See Notes 2 and 3 of Notes to Consolidated Financial Statements,
"Business -- Marketing, Sales and Distribution" and "-- Legal Proceedings."



     In March 1995, the Company introduced a new, streamlined model of the VISX System. On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia, subject to VISX providing certain additional patient data.


RESULTS OF OPERATIONS

  Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1994

     Revenues. Product revenues for the six month period ended June 30, 1995 were $4,480,000, a decrease of 50% from the $9,007,000 in product sales for the six month period ending June 30, 1994. The decline in product revenues in 1995 compared to 1994 is due to a reduced number of systems sold during the period to Alcon, the Company's exclusive international distributor. In light of market conditions and Alcon's level of inventory, Alcon purchased fewer VISX Systems from the Company during the first six months of 1995 than in the first six months of 1994. Additionally, in connection with the introduction of the new model VISX System, the Company agreed to reduce the distributor price to Alcon during 1995. Service and other revenues for the six month period ended June 30, 1995 were

$1,995,000, an increase of 62% over the $1,230,000 in service and other revenues for the six month period ended June 30, 1994, due primarily to a larger installed base of VISX Systems.


     International sales to Alcon accounted for 100% of the Company's product sales in the six months ended June 30, 1995, compared to 90% in the six months ended June 30, 1994. Through May 26, 1995, sales to Alcon were reported as "Product sales to Alcon, a related party," and after such date sales to Alcon are reported as "Product sales." See Notes 2 and 3 of Notes to Consolidated Financial Statements.


     Cost of Revenues. Cost of revenues consists of manufacturing costs, cost of services and warranty expenses. Gross profit as a percentage of revenues was 31% for the six months ended June 30, 1995 and 49% for the six months ended June 30, 1994. Decreased gross profit as a percentage of revenues for the six months ended June 30, 1995 as compared to the six months ended June 30, 1994 reflects lower VISX System sales volume and product transition costs from the Company's prior generation of the VISX System to the new model VISX System.

     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $3,916,000 for the first six months of 1995, an increase of 57% compared to $2,495,000 of marketing, general and administrative expenses in the first six months of 1994. The increase in the first six months ended June 30, 1995 compared to the same period of 1994 primarily reflects increases in staffing and in legal expenses associated with pending litigation.

     Research, Development and Regulatory Expenses. Research, development and regulatory expenses were $4,608,000 for the first six months of 1995, an increase of 55% compared to $2,978,000 of research, development and regulatory expenses in the first six months of 1994. The increase in the first six months of 1995 compared to the first six months of 1994 primarily reflects increased consulting and regulatory expenses necessary to conduct United States clinical trials, to compile clinical data and to pursue PMA applications filed with the FDA.

     Other Income (Expense), Net. Other expense, net was $1,792,000 in the first six months of 1995 compared to other income, net of $229,000 in the first six months of 1994. Other expense, net in the first six months of 1995 was due primarily to the settlement (pending court approval) in June 1995 of the securities class action lawsuit against the Company. The net cost of settlement after insurance reimbursement was $2,250,000. Interest income in the first six months of 1995 increased to $376,000 from $206,000 in the first six months of 1994. The increase in interest income is primarily due to higher average cash and cash equivalent balances. In addition, other income increased as a result of royalty payments from the Company's patent license agreement with Meditec entered into in September 1994.

  1994 Compared to 1993

     Revenues. Revenues from product sales for 1994 decreased 22% to $15,233,000 from product sales of $19,542,000 in 1993. The decline in product sales in 1994 compared to 1993 is due to a reduced number of international systems sold during the second half of the year to Alcon, the Company's exclusive international distributor. Alcon's inventory of VISX Systems increased in the first half of 1994 and as such Alcon required fewer units from VISX in the second half of the year to satisfy international customer demand. Alcon accounted for 92% of the Company's product sales in 1994, compared to 94% in 1993.

     Service and other revenues, consisting primarily of customer service revenue, sale of parts for VISX Systems, and sales of VisionKey cards, increased to $2,663,000 in 1994 from $2,532,000 in 1993. The increase is primarily due to increased service revenues and increased sale of parts and accessories due to a larger installed base of VISX Systems internationally and an increase in the number of procedures performed as the installed base of VISX Systems increases. Including revenues from the sale of parts and VisionKey cards, Alcon accounted for 86% and 87% of total revenues in 1994 and 1993, respectively.

     Cost of Revenues. Cost of revenues for 1994 decreased by 15% to $10,274,000 from $12,030,000 in 1993. The reduction in cost of sales reflects lower material costs due to fewer units shipped during 1994 partially offset by increased costs associated with the product transition to the new model VISX

System. Gross margins decreased to 43% in 1994 compared to 46% for 1993. The lower margins are due primarily to the lower volume of units shipped during 1994.

     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses increased by 21% to $6,371,000 in 1994 from $5,272,000 in 1993. The increase in 1994 compared to 1993 primarily reflects increases in patent enforcement expenses, other legal expenses and expenses associated with a reduction in workforce implemented in the third quarter of 1994.

     Research, Development and Regulatory Expenses. Research, development and regulatory expenses increased by 43% to $7,085,000 in 1994 from $4,964,000 in 1993. The increase in 1994 compared to 1993 primarily reflects increased regulatory expenses necessary to monitor and support United States clinical trials and to manage processing of the Company's PMA applications to the FDA. In 1994, the Company recorded an expense of $1,500,000 for disposition of the model 2015 excimer system product line. The Company determined not to pursue FDA approval of the model 2015 system, discontinued clinical trials of such system as of August 31, 1994 and withdrew the IDEs pursuant to which those trials were conducted. The Company has not manufactured the model 2015 system since 1990.

     Other Income, Net. Other income, net increased $699,000 in 1994 as compared to 1993 primarily as a result of the Company's patent license agreement with Meditec entered into in September 1994. The license agreement included a payment for past infringement and provides for ongoing royalty payments based upon future sales.

 1993 Compared to 1992

     Revenues. Revenues from product sales for the year ended December 31, 1993 increased 3% to $19,542,000 from $18,934,000 for the year ended December 31, 1992. The increase in product sales in 1993 compared to 1992 is primarily due to increased sales of VISX Systems to Alcon. Alcon accounted for 94% of the Company's product sales in 1993 compared to 51% in 1992.

     Service and other revenues, consisting primarily of customer service revenue, sale of parts for VISX Systems, and sales of VisionKey cards, increased to $2,532,000 in 1993 from $1,351,000 in 1992. The increases are primarily due to increased service revenues and increased sale of parts and accessories due to a larger installed base of VISX Systems internationally and an increase in the number of procedures performed as the installed base of VISX Systems increases. Including revenues from the sale of parts and VisionKey cards, Alcon accounted for 87% and 48% of total revenues in 1993 and 1992, respectively.

     Cost of Revenues. Cost of revenues for 1993 decreased by 4% to $12,030,000 from $12,551,000 in 1992. Gross margins increased to 46% in 1993 compared to 38% in 1992. The increase in gross margins in 1993 reflects increased efficiency as well as lower product costs resulting from the consolidation of VISX-Massachusetts, a laser manufacturer formerly known as Questek, Inc. that was acquired by the Company in 1992 and was the Company's sole supplier of lasers for the VISX System. During 1993 the Company scaled down the operations of VISX-Massachusetts and in December 1993 consolidated all operations of VISX-Massachusetts into its California facility.

     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses decreased by 23% to $5,272,000 in 1993 compared to $6,846,000 in 1992. The decrease in 1993 compared to 1992 was primarily due to reduced commissions as a result of the Company's shift from direct sales to end-users to international distribution through Alcon and reduced expenses under the marketing agreement with Alcon.

     Research, Development and Regulatory Expenses. Research, development and regulatory expenses decreased 9% to $4,964,000 in 1993 from $5,445,000 in 1992. The decrease in expenses in 1993 compared to 1992 is primarily due to reduced product development expenses resulting from the transition and consolidation of VISX-Massachusetts into the Company's California facility in December 1993.

     During 1992, the Company acquired VISX-Massachusetts for approximately $5,932,000 in cash, assumed VISX-Massachusetts' outstanding stock options, and forgave the intercompany balances between VISX and VISX-Massachusetts. The acquisition was accounted for using the purchase method of accounting. The Company incurred a charge against earnings of $6,017,000 in 1992, which it allocated to VISX-Massachusetts research and development projects that were in process at the time of the acquisition.

     Other Income, Net. Other income, net decreased by $652,000 in 1993 as compared to 1992. This decrease reflects lower interest income due to lower average investment balances and lower interest rates in 1993 compared to 1992.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's primary sources of liquidity have consisted of financing from the sale of Common Stock and revenues from the sale of VISX Systems. At June 30, 1995, the Company had $14,845,000 in cash, cash equivalents and short-term investments, compared to $11,161,000 at December 31, 1994. At June 30, 1995, the Company had working capital of $17,788,000 compared with $11,842,000 at December 31, 1994. The ratio of current assets to current liabilities at June 30, 1995 was 3.62 to one, compared to 2.90 to one at December 31, 1994.

     Cash Flows from Operating Activities. Net cash used for operating activities was $10,014,000 in the first six months of 1995 and was $2,472,000 in 1994, compared to $1,699,000 of net cash provided by operating activities in 1993. The cash flows used for operating activities in the first six months of 1995 and in 1994 primarily reflects the net loss incurred in these periods. In addition, the Company's inventories increased by $1,516,000 in the six months ended June 30, 1995 as a result of planned increases in production. The decrease in accounts receivable in 1994 primarily reflects a lower level of system sales in 1994 to Alcon. Net cash provided by operating activities was $1,699,000 in 1993 compared to cash used for operating activities of $7,991,000 in 1992. The increase in net cash provided by operating activities in 1993 compared to 1992 reflects a higher net income, decreases in receivables, and reduced purchases of raw materials resulting in decreases in inventories in 1993, offset by a decrease in accounts payable and accrued liabilities. The decrease in accounts receivable in 1993 primarily reflects collection of receivables from Alcon.

     Cash Flows from Investing Activities. Net cash used for investing activities was $8,794,000 in the first six months of 1995 and was primarily due to the purchase of short-term investments. Net cash used for investing activities was $447,000, and $620,000, in 1994 and 1993 respectively, and was due to the purchase of capital equipment. By comparison, in 1992 the Company's net cash provided by investing activities was $5,473,000, including $12,758,000 in proceeds received from the conversion of short and long-term investments to cash and cash equivalents, which was partially offset by $5,932,000 used for the purchase of VISX-Massachusetts and $1,353,000 for the purchase of capital equipment.

     Cash Flows from Financing Activities. Net cash provided by financing activities in the first six months of 1995 was $14,443,000 and was primarily due to proceeds received from a private placement of 1,200,000 shares of Common Stock. Net cash provided by financing activities in 1994 and 1993 was $2,233,000 and $1,633,000, respectively, and was primarily due to proceeds received from the exercise of stock options and warrants. Cash provided by financing activities was $5,891,000 in 1992 and includes net proceeds of $5,529,000 from the May 1992 public offering of its common stock, and $381,000 from the exercise of stock options.

     The Company anticipates that its current cash and short-term investments, together with the proceeds of this Offering, will be sufficient to fund operating expenses for at least the next 24 months, including anticipated capital expenditures. The Company expects to continue to fund future operations and related research and development expenses from existing cash and short-term investments, revenues received from the sales of VISX Systems and future financing as required. If the Company were to receive FDA approval to market the VISX System for LVC in the United States, the Company could require additional capital to fund larger-scale manufacturing of the VISX System as well as future product development. There can be no assurance that capital will be available when needed or, if available, that the terms for obtaining such funds will be favorable to the Company or will not result in dilution to the Company's stockholders.

                                    BUSINESS

THE COMPANY

     VISX is a leader in the design and development of proprietary technologies and systems for LVC, an outpatient surgical procedure to treat refractive vision disorders such as nearsightedness, astigmatism and farsightedness with the goal of eliminating or reducing reliance on eyeglasses and contact lenses. In LVC, a computer-controlled excimer laser ablates, or removes, submicron layers of tissue from the surface of the cornea to reshape the eye, thereby improving visual acuity. Vision correction represents one of the largest medical markets with over 100 million people in the United States experiencing some form of nearsightedness, astigmatism or farsightedness. Industry sources estimate that approximately $13 billion was spent on eyeglasses, contact lenses and other corrective eyewear in the United States in 1994. Vision correction is typically paid for by the individual receiving treatment, and does not rely on reimbursement from governmental or private health care payors.


     Since its inception in 1985, VISX has been developing a substantial proprietary position in system and application technology relating to the use of lasers for vision correction. The Company's strategy is to commercialize this intellectual property position through (i) per procedure and equipment royalties from Pillar Point, (ii) international use and equipment royalties collected under direct licensing agreements, and (iii) worldwide sales of the VISX System.



REFRACTIVE VISION DISORDERS AND LVC


     The human eye is approximately 25 millimeters in diameter and functions much like a camera, incorporating a lens system that focuses light (the cornea and the lens), a variable aperture system which regulates the amount of light passing through the eye (the iris) and a film which records the image (the retina). Images enter the human eye through the cornea. In a properly functioning eye, the cornea bends, or refracts, the incoming images, causing the images to focus on the retina of the eye. Refractive vision disorders are caused by improper curvature of the cornea, which results in the cornea being unable to properly focus the light passing through it. As a result, the viewer perceives a blurred image. Nearsightedness (also known as myopia), astigmatism and farsightedness (also known as hyperopia) are the three most common refractive vision disorders. In a nearsighted eye, images are focused in front of the retina. In an astigmatic eye, images are not focused at any one point. In a farsighted eye, images are focused behind the retina. Currently, eyeglasses or contact lenses are most often used to correct the vision of people with refractive vision disorders.

     The principal market for LVC is the correction of refractive vision disorders such as nearsightedness, astigmatism and farsightedness. In 1993, industry sources estimated that over 100 million people in the United States used eyeglasses or contact lenses to correct refractive vision disorders. Of these individuals, approximately 60 million are estimated to suffer from nearsightedness, with approximately 90% of nearsighted persons having low-level myopia. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional 23 million people in the United States suffer from astigmatism, but do not experience nearsightedness. United States consumers spent approximately $13 billion on eyeglasses, contact lenses and other corrective eyewear in 1994 according to industry sources. The Company believes that LVC will make it possible for many of these people to eliminate or reduce their reliance on corrective eye wear. In particular, the Company believes that many of the approximately 26 million contact lens users in the United States will be particularly receptive to LVC as they have already chosen to use an alternative to eyeglasses for vision correction.

     Industry sources estimate that between 250,000 and 300,000 radial keratotomy ("RK") procedures are performed annually in the United States. RK is a surgical procedure in which the ophthalmologist uses a scalpel to make a series of incisions in the cornea with the goal of reshaping the cornea to correct the patient's vision. Because RK is a manual procedure and is not performed with a computer-controlled device, it is highly dependent on the surgical skill of the ophthalmologist performing the procedure. In addition, because RK involves incisions into the corneal tissue, it weakens the structure of the cornea which can have adverse consequences as patients age. Furthermore, RK has never undergone a controlled clinical study under an FDA protocol because no medical devices, other than a scalpel, are used in the procedure. The Company believes, based on currently available follow-up data and market trends in countries where LVC is commercially available, that more people will seek vision correction through LVC than through RK because LVC involves reduced surgical risk, does not weaken the corneal tissue, is less invasive and is less dependent on the ophthalmologist's skill.


CORNEAL PATHOLOGIES AND PTK


     Corneal pathologies include traumatic and congenital defects and diseases of the cornea which result in restricted vision. A number of conditions can cause a clouding or opacification of the cornea, resulting in a loss of visual acuity. A typical treatment of these conditions is a corneal transplant, which involves major surgery, is expensive and is dependent on the availability of a suitable donor cornea as well as on the individual surgeon's skill and experience. Corneal transplants frequently produce irregular corneal surfaces which can compromise the patient's vision. Additional major concerns relating to corneal transplants are the possible transmission of viruses and rejection of the transplanted tissue. Certain corneal pathologies can be addressed with an excimer laser system in a procedure known as PTK. In PTK, submicron layers of tissue are ablated from the surface of the cornea in order to remove diseased, scarred or sight-inhibiting tissue with the principal goal of alleviating the symptoms associated with the corneal pathology. Although PTK is an important medical procedure for people who suffer from corneal pathologies, the market opportunity represented by PTK is significantly smaller than that represented by LVC.

BUSINESS STRATEGY

     The Company's objective is to position LVC as the preferred means of treatment for refractive vision disorders, including nearsightedness, astigmatism and farsightedness, conditions which are now most often addressed with eyeglasses or contact lenses. The Company's strategy encompasses several key elements:

     - Commercialize Proprietary Technology through Licensing Agreements. The Company will seek to commercialize its proprietary technology through United States per procedure and equipment royalties from Pillar Point at such time as the FDA grants PMA for LVC indications as well as international use and equipment royalties collected under direct licensing agreements.


     - Increase Worldwide Market Penetration of VISX Products. Internationally, the Company is seeking to increase market penetration of the VISX System. In the United States, the Company has commenced commercialization of the VISX System for PTK and intends to introduce the VISX System for LVC applications, subject to FDA approval. Additionally, the Company intends to expand its technology through development of other medical laser technologies and possible acquisition of complementary technologies.



     - Increase Consumer and Physician Acceptance of LVC. The Company intends to pursue market development by generating awareness regarding LVC among consumers and ophthalmologists. To expand awareness of LVC among the general public in markets entered by the Company, the Company intends to use print and broadcast media advertising, direct mail or other promotional tools. The Company and Alcon have sponsored periodic seminars and conferences to improve awareness among ophthalmologists and other eye care specialists, including an annual global users meeting regarding LVC and the Company's products.



     - Expand Clinical Indications for LVC. The Company intends to seek expansion of the number of LVC procedures performed by conducting clinical trials of and pursuing regulatory approval for additional indications. The initial FDA approval for LVC obtained by Summit, and the initial approval for LVC being sought by the Company, are for treatment of low-level nearsightedness which accounts for approximately 90% of the cases of myopia. The Company is conducting clinical trials of LVC for the treatment of moderate and severe nearsightedness, astigmatism and farsightedness and intends to seek FDA approval for these indications.

     - Aggressively Protect United States and International Patent
       Position. The Company believes that establishment and protection of its intellectual property rights will be important to its long-term success. The Company intends to aggressively enforce its intellectual property rights worldwide.

PROCEDURES

     LVC Procedure. To perform LVC, also known as photorefractive keratectomy or PRK, with excimer lasers, the ophthalmologist determines the exact correction required (which is measured by the same examination used to prescribe eyeglasses or contact lenses) and programs the correction into the excimer laser system's computer. The computer calculates the data needed to make a precise corneal correction which the physician verifies before commencing the laser treatment. The excimer laser system emits laser pulses to ablate submicron (a micron equals
0.001 of a millimeter) layers of tissue from the surface of the cornea in a pattern to reshape the front surface of the cornea. The depth of tissue ablated during the procedure typically is less than one-half of the thickness of a human hair. The average procedure, which lasts approximately 15 to 40 seconds, consists of approximately 150 laser pulses each of which lasts several billionths of a second with cumulative exposure to laser light of less than one second. The entire patient visit, including preparation, application of a topical anesthetic and post-operative dressing, generally lasts no more than 30 minutes.

     The following diagram illustrates correction of nearsightedness using LVC:

            Cornea                       Flattened Cornea
   [Diagram of nearsighted             [Diagram of formerly
 eye prior to LVC treatment.]         nearsighted eye after
                                         LVC treatment.]


       Incorrect Point                   Corrected Point
           of Focus                          of Focus


            Before                            After

     Following the procedure, the ophthalmologist may prescribe topical pharmaceuticals to promote corneal healing and alleviate discomfort. Individuals undergoing LVC may experience discomfort for approximately 24 hours, and blurred vision for approximately 48 to 72 hours, after the procedure. Although most patients experience improvement in uncorrected vision within a few days of the procedure, it generally takes from two to six months for the correction to stabilize and for the full benefit of the procedure to be realized. An individual typically has one eye treated in a session, with the second eye treated three to six months later.

     The LVC procedure described above can be performed using a number of manufacturers' excimer laser systems, including the VISX System. However, the VISX System incorporates several advanced technological features that permit treatment of hyperopia as well as simultaneous treatment of myopia and astigmatism, including a proprietary adjustable iris and proprietary software.


     The Company has been engaged in United States clinical trials of the VISX System under an IDE issued by the FDA for treatment of low-level nearsightedness with LVC since 1988. The Company has filed a PMA application for treatment of nearsightedness with the FDA. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia. The panel's recommendation is subject to the submission by VISX of certain additional updated follow-up data on patients previously treated with the VISX System. The Company believes that it will be able to fulfill this requirement. Although the FDA is not bound by the panel's recommendations in determining whether or not to grant PMA and there can be no assurance as to when or whether such approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA. The Company has also conducted United States clinical trials for LVC with the VISX System to treat individuals with moderate and severe myopia, astigmatism and farsightedness.


     PTK Procedure. PTK is an outpatient surgical procedure to treat corneal pathologies. In this procedure, submicron layers of tissue are ablated from the surface of the cornea to remove diseased, scarred or sight-inhibiting tissue. The Company estimates that VISX Systems have been used worldwide to perform approximately 10,000 PTK procedures. On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK. As a result, the Company has commenced commercial sales of VISX Systems in the United States for this indication.

     LASIK Procedure. Another procedure that can be performed with excimer laser systems is laser in situ keratomileusis ("LASIK"). LASIK is a variation of a non-laser technique in which a knife, or microkeratome, is used to open a flap on the surface of the cornea. Laser energy is then used to ablate corneal cells on the exposed surface to improve the person's visual acuity, and the flap is then folded back into place. VISX Systems are being used for LASIK in several international markets. The Company has not commenced clinical trials involving use of the VISX System for LASIK in the United States.

PRODUCTS

     VISX System. The VISX System is a fully integrated unit incorporating an excimer laser and a computer-driven workstation for use by an ophthalmologist. The system is designed to enable an ophthalmologist to perform LVC and PTK after a brief training program. The VISX System automatically varies the diameter of the laser beam using a sophisticated optical delivery system that provides temporal and spatial integration of an excimer laser beam through an adjustable, mechanical iris. In March 1995, the Company introduced a streamlined model of the VISX System which currently has an international end-user list price of approximately $500,000. This system is functionally equivalent to the prior model, but is one-half its size, easier and more economical to operate, and is capable of treating farsightedness in addition to nearsightedness and astigmatism.

     Excimer lasers ablate tissue without generating the heat associated with many other types of lasers that use different wavelengths which can result in unintended thermal damage to surrounding tissue. The excimer laser operates in the ultraviolet spectrum and acts on the surface of the cornea without any measurable effect in the interior of the cornea, which is approximately 500 microns thick, or the other parts of the eye.

     VisionKey Card. The use of the VISX System is controlled by a proprietary optical memory card, the VisionKey card, which is sold separately and is encoded with proprietary software required to operate the VISX System. Approximately 30 VISX Systems still in the field have not been retrofitted to include the VisionKey card system. Additionally, the VisionKey card provides the user with access to software upgrades and can facilitate the collection of patient data. One VisionKey card must be used with each procedure performed, and therefore sales of the VisionKey card correlate to the number of procedures performed, except for those procedures performed with units that have not been retrofitted to include the VisionKey card system. The price charged per card varies based on the package of services and materials programmed onto the VisionKey card provided to the user. The percentage of VISX revenues received from sales of the VisionKey card is expected to vary based upon demographics and other site-specific considerations, as well as the competitive and marketing position of the Company and Alcon.

CLINICAL TRIALS AND RESULTS

     The first LVC procedure for the treatment of nearsightedness was performed in the United States in 1987 and the first PTK procedure for the treatment of a corneal pathology was performed in 1988. To date, over 200 VISX Systems have been shipped, and the Company estimates that over 250,000 eyes have been treated with the installed base of VISX Systems in over 30 countries. In the United States, most LVC and PTK procedures have been performed using excimer lasers during clinical trials conducted only in the past four years under IDEs approved by the FDA.

     The Company has sponsored clinical trials in the United States for low-level myopia on 1,610 eyes. According to two-year follow-up data accumulated by the Company during these trials, all persons undergoing LVC experienced an improvement in visual acuity without corrective eyewear. Of the eyes treated in these trials, approximately 86% were 20/200 or worse and approximately 94% were 20/100 or worse prior to treatment. Approximately 93% of the eyes treated in these trials improved to 20/40 or better, the legal requirement to obtain a driver's license in most states without corrective eyewear. VISX Systems are currently in 19 clinical investigational sites in the United States.

     FDA guidelines prescribe four phases of clinical testing for excimer refractive surgical systems. During Phase I, the device manufacturer conducts feasibility studies to confirm design and operating parameters. During Phase IIA, the manufacturer attempts to rule out major safety risks and assure reasonable stability of results and may make major modifications to the device and protocol. During Phase IIB, the manufacturer attempts to rule out major safety risks and further assure reasonable stability and predictability of results in a larger patient population and may make minor modifications to the device and protocol. During Phase III, the manufacturer provides reasonable safety and efficacy assurances of the final device to be submitted for PMA.


     The Company is in various clinical trial stages for PTK and LVC indications with the VISX System. On September 29, 1995, the FDA approved the Company's PMA application for PTK for treatment of corneal pathologies. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia (-6 or less diopters of correction), subject to VISX providing certain additional patient data. Other LVC indications under clinical trial include mild myopia (greater than -6 and less than -10 diopters of correction), severe myopia (more than -10 diopters of correction), astigmatism and hyperopia. The Company has completed Phase III trials and has submitted a PMA application to the FDA for low-level myopia. VISX has completed Phase IIA and IIB trials for astigmatism and has completed Phase I trials for hyperopia. The Company's clinical trials for moderate and severe myopia are ongoing.


PILLAR POINT PARTNERS AND OTHER LICENSING AGREEMENTS

     Pillar Point Partners. On June 3, 1992, VISX and Summit entered into the Pillar Point Agreement by virtue of which all then pending issues between Summit and VISX regarding the ownership and use of their respective United States patents for performing ultraviolet laser corneal surgery were settled. Under the agreements, each of Summit and VISX exclusively licensed to Pillar Point, a partnership consisting of entities controlled by VISX and Summit, their respective rights under patents previously issued to them covering apparatus and methods for performing ultraviolet laser corneal surgery. The Pillar Point Agreement also provides that any patent covering apparatus and methods for performing ultraviolet laser corneal surgery which is issued after the date of the Pillar Point Agreement to either party with respect to patent applications filed, or which claim a priority date, at any time prior to June 3, 1993, will automatically be contributed to Pillar Point at no additional cost. The Pillar Point Agreement also contains provisions requiring VISX and Summit to offer to the Partnership certain after-acquired precluding patents more particularly defined in the Pillar Point Agreement regardless of when issued.

     Pillar Point has licensed to each of VISX and Summit, on a nonexclusive basis, the rights to the inventions covered by the patents described above. It is also contemplated that Pillar Point will grant licenses to other qualified third parties. Under the Pillar Point Agreement, Pillar Point will be paid certain per procedure and equipment royalties by VISX and Summit. This revenue, net of applicable expenses, and any other revenue of Pillar Point, will be shared between VISX and Summit in accordance with the provisions of the Pillar Point Agreement.

     The Pillar Point Agreement provides that the per procedure royalty charged by Pillar Point will be fixed at the highest amount proposed by VISX or Summit, up to $250 per procedure. Summit has announced that it intends to propose $250 as the initial per procedure LVC royalty. Profits realized from per procedure royalties from LVC procedures using an excimer laser with an adjustable iris (the only type of system approved by, or for which PMA applications have been filed with, the FDA) are allocated 56% to VISX and 44% to Summit assuming a $250 per procedure royalty. Pillar Point profits realized from receipt of PTK per procedure royalties are allocated 51% to VISX and 49% to Summit. However, Pillar Point has decided not to charge any per procedure royalties for PTK at this time.

     In addition, VISX and Summit are required to pay Pillar Point royalties of 6% for sales of excimer laser systems using an adjustable iris (excimer laser systems owned by VISX or Summit generally are not subject to royalties). Profits from royalties on such sales paid to Pillar Point are allocated entirely to VISX. If and when manufacturers other than VISX and Summit obtain FDA approval for excimer laser systems, profits from royalties received as a result of the sale of their equipment would be allocated 50% to VISX and 50% to Summit.


     The Pillar Point Agreement has been challenged as, among other things, a misuse of patents in litigation involving LaserSight. Additionally, in October 1995, VISX received notice that the FTC is requesting the production of certain documents in connection with an investigation relating to whether or not Pillar Point and/or the companies that formed Pillar Point, VISX and Summit, have engaged in any unfair methods of competition in violation of federal trade regulation laws. Any successful challenge to the structure and operation of Pillar Point could have a material adverse effect on the Company's business, financial condition and result of operations. See "Risk Factors -- Risks Relating to Pillar Point Partners."


     Other Licensing Agreements. In September 1995, VISX entered into a license agreement with Chiron and extended its agreement, originally entered into in 1994, with Meditec. Under these agreements, the Company will receive royalties for sales and use of Chiron and Meditec equipment in Canada and will receive equipment royalties on all other international sales. Chiron and Meditec are two of the largest manufacturers of excimer lasers for eye care applications in international markets.

     In March 1992, the Company and IBM signed a license agreement that grants the Company nonexclusive rights under United States and foreign IBM patents that include claims that cover ultraviolet laser technology for removal of human tissue. VISX has agreed to pay a royalty of 2% of the net sales price of VISX Systems made, used, sold or otherwise transferred by or for VISX in the United States, Canada, Japan, Australia, Brazil and Spain. The Company also has entered into a nonexclusive, worldwide license agreement with Patlex Corporation which holds certain patents on lasers. Under this agreement, the Company pays a royalty on certain laser components of the VISX System.

MARKETING, SALES AND DISTRIBUTION


     Alcon, one of the world's largest eye care speciality companies with annual sales in excess of $1.5 billion and distribution in over 120 countries, has served as the Company's exclusive international distributor and currently has exclusive domestic sales and marketing rights. On October 28, 1995, Alcon, VISX and the other participants in VISX's pending stockholder derivative litigation reached an agreement in principle for the settlement of such litigation pursuant to which, among other things, the domestic and international marketing agreements between VISX and Alcon will terminate subject to execution of a definitive settlement agreement and after a transition period during which court approval of the settlement will be sought. Court approval, if any, is not expected until the first quarter of 1996. Under the terms of the agreement in principle, Alcon will cease, after the transition period, all marketing and sales efforts on behalf of VISX. However, Alcon will continue to service VISX Systems sold internationally by Alcon. In addition, as part of the settlement, Alcon will obtain a fully-paid license under VISX's Canadian patents for the use of the 23 VISX Systems sold by Alcon in Canada. Alcon has agreed to cooperate with the Company in various respects to facilitate the transition resulting from termination of the marketing agreements with Alcon. Under the settlement terms, Alcon will be able to market competitors' LVC systems. See "--Legal Proceedings."



     During the past month, the Company received deposits for the direct sale of more than 50 VISX Systems, and experienced a significant increase in orders for which deposits have not yet been received, as a result of (i) FDA approval of VISX's PMA application for PTK, (ii) FDA approval of a PMA application for LVC with a VISX competitor's system and (iii) a recommendation by the FDA's Ophthalmic Devices Advisory Panel for approval of VISX's PMA application for LVC using the VISX System. Nevertheless, the termination of the agreements with Alcon may have a material adverse effect on the Company's future revenues and results of operations.



     International Sales and Marketing Strategy. Unless and until the FDA grants approval for an LVC system in the United States, VISX will be dependent upon international sales of VISX Systems by Alcon for a major portion of its revenues. Under the international marketing agreement with Alcon as currently in effect, the volume and terms of any purchases of VISX Systems for resale in the international market are determined by agreement between Alcon and VISX from time to time. Alcon currently purchases VISX Systems from the Company and resells the purchased systems in the international market. Alcon markets directly to individual ophthalmologists, ophthalmic clinics and hospitals and its strategy is to provide the ophthalmologist with a full range of ophthalmology products and services. The international marketing agreement with Alcon will terminate upon court approval of the derivative litigation settlement. In the event that the settlement does not become final, the international agreement provides that it will remain in effect until the expiration of the last patent licensed to Alcon under the international agreement which patents expire in years ranging from 2004 to 2011, subject to extension if patents are issued under certain pending patent applications.



     In September 1995, the Company received notice that the Health Protection Branch of the Canadian government approved the use of the VISX System in Canada for treatment of low-level myopia. This approval permits VISX System marketing for low-level myopia in Canada without labeling the VISX System "for investigational use" for that indication. The Company believes that it is the first and only LVC system manufacturer to receive such approval in Canada.



     Domestic Sales and Marketing Strategy. As a result of the Company's PMA for PTK, the Company has commenced United States commercialization for this indication. The VISX System cannot be marketed in the United States for LVC unless and until a PMA for LVC is received. The domestic marketing agreement with Alcon obligates the Company to reimburse Alcon for certain budgeted marketing expenses. The agreement also contains provisions obligating VISX to repay to Alcon certain funds advanced by Alcon for development of the VISX System and enables Alcon, under certain circumstances, to receive 25% of VISX's excess cash flow, as defined in the marketing agreement. To date, no payments have accrued or become due and payable by VISX under such provisions. Under the terms of the settlement, the Company will be released from its obligation to reimburse Alcon for approximately $1.5 million of developmental expenses for the VISX excimer laser system previously advanced by Alcon. Alcon's right to receive 25% of VISX's future excess cash flow will also be terminated. The Company's agreements with Alcon require the Company to indemnify Alcon and its affiliates for damages, up to an aggregate of $4.0 million, arising out of certain potential claims, including personal injury and patent infringement claims. See
Note 3 of Notes to Consolidated Financial Statements and "-- Legal Proceedings."



     The marketing agreement as currently in effect provides a mechanism for approval of marketing costs, formulation of operating and marketing strategy for the VISX System, and establishment of minimum unit volume and market share sales targets. The marketing agreement with Alcon will terminate upon court approval of the derivative litigation settlement. In the event that the settlement does not become final, the agreement will remain in effect until the expiration of the last patent licensed to Alcon under the marketing agreement, which patents expire in years ranging from 2004 to 2011, subject to extension if patents are issued under certain pending patent applications. VISX may terminate the marketing agreement, subject to certain limitations, if Alcon fails to meet sales targets for specified time periods. Alcon can terminate the marketing agreement if any of VISX's patent rights are found to be invalid or unenforceable in the United States and under certain other specified circumstances.



     In the United States, there are over 15,000 ophthalmologists, including those practicing individually and in groups, in eye care centers and in ophthalmology clinics. Alcon markets directly to individual ophthalmologists, ophthalmic clinics and hospitals, and its strategy is to provide the ophthalmologist with a full range of ophthalmology products and services. The Company and Alcon have sponsored periodic seminars and conferences to improve awareness of LVC among ophthalmologists and other eye care specialists, including an annual global users meeting regarding LVC and the Company's products. To expand awareness of LVC among the general public in markets entered by the Company, the Company intends to use print and broadcast media advertising, direct mail or other promotional tools. As a result of the termination of Alcon's exclusive marketing and distribution rights, the Company will need to establish and implement new marketing and sales strategies for the United States and for international markets. The Company's future success will depend in large part on its ability to establish and implement new domestic and international sales and marketing strategies, and there can be no assurance that the Company will be able to do so in a timely manner or at all.


PATENTS AND PROPRIETARY RIGHTS

     Protection of proprietary technology is important to the Company's business. VISX holds over 100 United States and foreign patents, including patents licensed to Pillar Point by VISX. VISX believes that its patents provide a substantial proprietary position in system and application technology relating to the use of lasers for vision correction. In addition, the Company has several pending patent applications in the United States and in foreign countries.

     There can be no assurance that the United States patent rights held by Pillar Point or international patents held by VISX will afford any significant degree of protection or provide the Company with a competitive advantage. In particular, there can be no assurance that any such patents will not be challenged, invalidated or circumvented in the future, either in the United States or internationally. Failure to maintain the protection afforded by the patents held by Pillar Point and the Company's international patents would have a material adverse effect on the Company's future revenues and ability to become profitable. Further, there can be no assurance that the patents held by Pillar Point or the Company's international patents will ultimately be found to be valid or enforceable, or that the Company's patent rights will deter others from developing substantially equivalent or competitive products.

     The medical device industry including the ophthalmic laser sector, has been characterized by substantial litigation, both in the United States and internationally, regarding patents and proprietary rights. The Company is engaged in several pending patent proceedings, both in the United States and internationally. In the United States, Summit sued the Company for infringement of a patent held by Summit and not licensed to Pillar Point. Internationally, the Company has filed actions alleging infringement of its patents against certain parties in Canada, is involved in opposition proceedings challenging the issuance of certain patents in the EPO and has filed an action alleging patent infringement against a company in Germany. For additional detail regarding these patent proceedings, see "-- Legal Proceedings." There can be no assurance that additional patent infringement claims in the United States or in other countries will not be asserted against VISX by Summit (limited in the United States to patent rights not included in Pillar Point) or others, or, if asserted, that VISX will be successful in defending against such claims. Furthermore, it may be necessary for Pillar Point or VISX to undertake additional infringement actions against others. Infringement actions by the Company in the United States fall within the scope of the Pillar Point Agreement, although the Company would have the right to pursue such actions if Pillar Point declined to do so.

     The defense and prosecution of patents is costly and involves substantial commitments of management time. Adverse determinations in patent proceedings to which the Company currently is or may become a party could subject the Company to significant liabilities to third parties and require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products in one or more markets, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's marketing agreement is terminable if any of the Company's patent rights is found to be unenforceable or invalid in the United States, which could adversely affect the marketing of the VISX System. See
"-- Legal Proceedings."

     The Company also seeks to protect its proprietary technology, in part, through proprietary confidentiality and nondisclosure agreements with employees, consultants and other parties. The Company's confidentiality agreements with its employees and consultants generally contain industry standard provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

GOVERNMENT REGULATION

     United States. Ophthalmic excimer lasers such as the VISX System are considered medical devices, and as such are subject to regulation by the FDA under the FDC Act and by similar agencies outside the United States. Medical devices are classified by the FDA into class I, II or III on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Class III devices, such as the VISX System, are subject to the most stringent form of regulation and oversight and cannot be marketed for commercial sale in the United States until the FDA grants a PMA for the device.

     To obtain a PMA for a medical device, the Company must file a PMA application that includes clinical data and the results of pre-clinical and other testing sufficient to show that there is a reasonable assurance of safety and effectiveness of the VISX System for its intended conditions of use. Human clinical studies may be conducted only under an FDA-approved IDE and must be conducted in accordance with FDA regulations. In addition to the results of clinical trials, the PMA application includes other information relevant to the safety and efficacy of the device, a description of the facilities and controls used in the manufacturing of the device, and proposed labeling. After the FDA accepts a PMA application for filing, and after the FDA's review of the application, a public meeting is held before an FDA advisory panel in which the PMA is reviewed and discussed. The panel then issues a favorable or unfavorable recommendation to the FDA or recommends approval with conditions. Although the FDA is not bound by the panel's recommendations, it tends to give them significant weight.


     On September 29, 1995, the Company received FDA approval of its PMA application for the VISX System for PTK. On October 20, 1995, the FDA's Ophthalmic Devices Advisory Panel recommended approval of the Company's PMA application for the VISX System for treatment of low-level myopia. The panel's recommendation is subject to the submission by VISX of certain additional updated follow-up data on patients previously treated with the VISX System. The Company believes that it will be able to fulfill this requirement. Although the FDA is not bound by the panel's recommendations in determining whether or not to grant PMA and there can be no assurance as to when or whether such approval will be received, the FDA tends to accord significant weight to advisory panel recommendations in determining whether to grant PMA. The FDA will continue its review of the Company's PMA application, particularly in light of the observations and recommendations made by the panel. The time frame required to obtain a PMA following the panel recommendation could be significant. Accordingly, there can be no assurance as to when or whether the Company will receive approval of its PMA application for the VISX System for LVC. The failure to receive such PMA could have a material adverse effect on the Company's business, financial condition and results of operations.

     In granting PMA for excimer laser systems for LVC, it is possible that the FDA could limit the classes of patients who could be treated, such as those having specific vision defects or pathologies. Such limitations could reduce the potential patient population in the United States, which could therefore result in reduced per procedure royalties to Pillar Point and, in turn, reduced partnership allocations to the Company. In addition, if the Company receives PMA for the VISX System for LVC, it will be necessary for the Company to seek additional regulatory approvals, through either additional PMA applications or supplements to existing PMA applications, for additional indications for the VISX System. There can be no assurance that any such approvals would be obtained on a timely basis, or at all. The failure to receive such PMAs could have a material adverse effect on the Company's business, financial condition and results of operations.


     In 1990, the FDA issued a draft guideline outlining the type of clinical data it expects applicants to present in PMA applications for excimer laser refractive surgical systems and the nature of the clinical trials necessary to obtain such data. The draft guideline defined four phases of clinical testing for excimer laser systems. The Company's clinical trials are being conducted in accordance with the FDA's draft guideline. In June 1995, the FDA promulgated a draft proposal "FDA Guidance for Photorefractive Keratectomy Laser Systems: IDE Studies and PMA Applications." The proposal, which would add substantial additional requirements, is intended to supersede prior draft guidelines promulgated by FDA in 1990 but never finalized. In July 1995, at a public hearing regarding the draft proposal, the FDA and the Ophthalmic Devices Advisory Panel heard recommendations from various industry sources. It is uncertain as to whether the FDA will accept all or any of the recommended changes to the draft proposal. FDA implementation of some or all of the recommendations could, particularly if such implementation is retroactive, require the Company to submit additional clinical data, including data not collected in the Company's United States clinical trials. Such implementation could therefore substantially delay receipt of PMA for the VISX System for LVC and increase the likelihood that the Company will not be able to obtain such approval.


     Other Government Regulation. Products manufactured or distributed by the Company pursuant to a PMA will be subject to pervasive and continuing regulation by the FDA, including, among other things, postmarket surveillance and adverse event reporting requirements. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, suspensions or delays of approvals, seizures or recalls of products, operating restrictions or criminal prosecutions. The FDC Act also requires the Company to manufacture its products in registered establishments and in accordance with FDA's GMP regulations and to list its devices with the FDA. The Company's manufacturing facilities have undergone GMP compliance inspections conducted by the FDA. As a condition to receipt of PMA approval, the Company's facilities, procedures and practices will be subject to additional pre-approval GMP inspections and thereafter to ongoing, periodic GMP inspections by the FDA. These GMP regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed amendments to the GMP regulations that will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.


     VISX is also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product. In addition, VISX is subject to California regulations governing the manufacture of medical devices, including an annual licensing requirement, and VISX's facilities have been inspected by, and are subject to ongoing, periodic inspections by, California regulatory authorities.

     Sales, manufacture and further development of the VISX System also may be subject to additional federal regulations pertaining to export controls and environmental and worker protection, as well as to state and local health, safety and other regulations that vary by locality, which may require obtaining additional permits. The impact of such regulations cannot be predicted.

     International. Many countries outside the United States do not impose safety and efficacy testing and regulatory approval requirements for medical laser systems. International regulatory requirements vary by country and there can be no assurance that VISX will receive additional international regulatory approvals or meet requirements for ongoing commercial sales, or as to the associated cost or delay. Failure to receive approval in, or meet the requirements of, any country would prevent the Company from selling its products in that country, which could adversely affect the Company's results of operations.

     In Europe, the member countries of the European Union have promulgated rules which require that medical products receive by mid-1998 the certifications necessary to affix the CE mark to the device. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Certification under the ISO 9000 series of standards for quality assurance and manufacturing processes is one of the CE mark requirements. The Company is implementing policies and procedures to enable it to achieve ISO 9000 qualification within the required time frame. In Japan, sales of VISX Systems are limited until such time as the Company receives additional regulatory approvals.

MANUFACTURING, COMPONENTS AND RAW MATERIALS

     VISX purchases the various components of the VISX System and assembles them at its California facility. The manufacture of VISX Systems is a complex operation involving numerous procedures and the completed system must pass a series of quality control and reliability tests prior to shipment.

     The Company purchases from various independent suppliers many components that are either standard or built to the Company's proprietary specifications. In addition, the Company contracts with third parties for the manufacture or assembly of certain components. Several of these components are currently provided by a single vendor. If any of these suppliers were to cease providing components to the Company, the Company would be required to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner, or could provide required components on commercially reasonable terms. A failure to increase production volumes in a cost-effective or timely manner or an interruption in the manufacturing of VISX Systems could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION


     The medical device and ophthalmic laser industries are subject to intense competition and technological change. LVC for treatment of refractive vision disorders competes with eyeglasses, contact lenses and RK, as well as with other technologies and surgical techniques currently under development, such as corneal implants and surgery using different types of lasers. In the United States, the Company believes that it and Summit are the leading manufacturers of LVC systems. In October 1995, Summit received FDA approval of its PMA application for LVC for treatment of nearsightedness. This approval enables Summit to commence commercial sale of its laser system for LVC in the United States prior to the Company, which, although the Company will receive per procedure and equipment royalties through Pillar Point, will afford Summit a competitive advantage with respect to equipment sales. The Company's principal international competitors are Chiron and

Meditec, both of whom have received licenses from VISX and are obligated to pay VISX royalties on system sales.

     Use of the VISX System for PTK to treat corneal pathologies competes with corneal transplants, surgery and drug treatments. The VISX System also competes with products marketed or under development by other laser and medical equipment manufacturers, many of which may have greater financial and other resources than the Company. Additionally, competitors, both in the United States and abroad, may enter the excimer laser manufacturing business or acquire existing companies. Such competitors may be able to offer their products at a lower cost or may develop procedures that involve a lower per procedure cost. Competition from new entrants may be particularly prevalent in those countries where significant regulatory approvals are not required. In addition, medical companies, academic and research institutions and others could develop new therapies, including new medical devices or surgical procedures, for the conditions targeted by the Company, which therapies could be more medically effective and less expensive than LVC, and could potentially render LVC obsolete. Any such developments could have a material adverse effect on the business, financial condition and results of operations of the Company.

RESEARCH AND DEVELOPMENT

     The Company intends to remain a leader in the development of state-of-the-art laser technologies for the treatment of ophthalmic disorders. Toward this end, the Company incurred research and development expenses, including clinical trial expenses, of $5.4 million, $5.0 million and $7.1 million during the years ended December 31, 1992, 1993 and 1994, respectively. The Company expects to continue spending significant amounts in research and development for the foreseeable future.

PRODUCT LIABILITY AND INSURANCE

     VISX maintains a "claims made" product liability insurance policy in the amount of $4.0 million, which represents the maximum payout for all claims that could be made during an annual policy period. At such time as the VISX System is marketed commercially in the United States, the Company may require broader coverage in greater amounts. The inability of the Company to maintain adequate insurance coverage at any time could, in the event of product liability or other claims in excess of the Company's insurance coverage, have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, VISX has agreed to indemnify certain medical institutions where research was sponsored by the Company and certain of the medical institutions participating in the Company's clinical studies.

EMPLOYEES

     As of June 30, 1995, VISX had 116 full-time employees, 25 temporary employees and 9 consultants. Of the full-time employees, 51 are employed in manufacturing and service, 43 in research and development and regulatory, and 22 in general administrative and marketing positions. None of VISX's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

FACILITIES

     VISX's operations are located in a 52,000 square foot leased facility in Santa Clara, California. The facility is leased through September 1997, with a five-year renewal term at the option of the Company. VISX also has a right of refusal to lease an additional 52,000 square feet directly above the space currently leased by the Company. The Company believes its facilities are sufficient to meet its current and reasonably anticipated future requirements. See Note 7 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

  Patent Proceedings and Litigation


     The Company is a party to a number of patent-related legal proceedings in the United States and in several international jurisdictions. Adverse determinations in one or more of such proceedings could limit or restrict the Company from manufacturing, marketing or selling its products in certain markets, limit the Company's ability to collect use and equipment royalties in certain markets and have a material, adverse effect on the Company's business, financial condition and results of operations. These proceedings are discussed separately below.


     Canada. In February 1994, the Company filed suit in the Federal Court of Canada against Nidek Co., Ltd. and its Canadian distributor for infringement of three of VISX's Canadian patents. In August 1994, the Canadian trial court dismissed most of Nidek's counterclaims against VISX, and Nidek has appealed this dismissal. The Nidek appeal does not stay or delay the trial of VISX's claims against Nidek. In July 1995, the Company notified Chiron, LaserSight, Meditec, Nidek and Summit, and all of the doctors known to be using their equipment in Canada, that such manufacturers' products infringe VISX's Canadian patents. The Company offered all such manufacturers the opportunity to take a license in Canada. The Company entered into license agreements for Canada with Chiron and Meditec. The Company's offer to enter into license agreements expired on September 1, 1995, and on September 5, 1995, the Company filed lawsuits in Canada against LaserSight, Summit and their respective customers. The Company has also taken action in Canada to add Nidek's customers to the lawsuit already pending there between the Company and Nidek. The Company is seeking injunctive relief and unspecified money damages against all defendants in Canada. The Canadian actions other than the Nidek proceedings are in the pleading stage.


     Europe. During the last two years, both Carl Zeiss GmbH and Summit filed oppositions to several of VISX's European patents before the EPO. The Company has filed written submissions in response to these oppositions. On October 17, 1995, the EPO held an oral hearing in the first of these oppositions and rendered an oral decision to revoke the patent. The patent at issue is directed to comparative topography apparatus and is neither currently in use in the VISX System nor part of the fundamental VISX patents for vision correction. The Company expects to appeal the decision once it receives a written opinion from the EPO. The EPO has set oral hearings in two additional opposition proceedings for December 1995. Due to the nature of the patent opposition process (in which claims can be reworded to overcome the opposition), it is impossible to predict the outcome of these opposition proceedings. In August 1995, the Company sued Herbert Schwind GmbH in Germany, alleging infringement of certain of the Company's European patents. In addition, Schwind has filed a nullity action in Germany against one of VISX's European patents. Although the Company believes it will prevail in this nullity action, there can be no assurance that such patent will survive the proceeding.


     Azema Patent. On August 30, 1995, Summit sued the Company in the United States for infringement of a United States patent held by Summit. Summit acquired the rights to the patent in 1993, and Pillar Point did not acquire rights to the patent from Summit. The lawsuit claims that the manufacture and export of VISX Systems from the United States is an infringement of the patent. The Company believes that the lawsuit is without merit and intends to vigorously defend its position. Nevertheless, the cost of defending this action could be significant, and there can be no assurance that the VISX System will be held not to infringe the patent. In such event, the Company could be subject to significant liabilities to Summit and it could be necessary for the Company to seek a license from Summit in order for the Company to manufacture, market and sell products in the United States. There can be no assurance that a license would be available on acceptable terms or at all. It might also be necessary for the Company to attempt to redesign the VISX System so that it no longer infringes the patent, although there can be no assurance that any such redesign efforts would be successful. Additionally, a redesign of the VISX System, depending on its scope, could entail delays in FDA approval of the redesign.

  Stockholder Derivative Litigation


     In September 1994, an action was filed as a derivative action on behalf of the Company by CAP Advisers Limited, CAP Trust and Osterfak Limited (collectively, the "CAP Group"), who collectively owned in excess of 10% of the Company's outstanding Common Stock at the time the action was filed. The action names as defendants several former officers of the Company, present and former directors of the Company including representatives of Alcon, and Alcon and certain of its affiliates. The suit alleges, among other things, breaches of fiduciary duties involving the failure to exercise appropriate oversight over regulatory affairs and the Alcon marketing agreement by the named individual defendants including the Alcon representatives as well as breaches of certain of Alcon's marketing obligations under the Company's agreements with Alcon, and seeks monetary damages in excess of $2.25 billion from Alcon and the named individual defendants. Alcon has filed counterclaims against the CAP Group and two former directors of the Company not named in the original suit for interference with the Company's contractual relationship with Alcon. Alcon and the named individual defendants have also filed counterclaims against such two former directors for equitable indemnification and contribution. On October 28, 1995, VISX, Alcon and the CAP Group announced an agreement in principle to settle the litigation. The settlement is subject to execution of a definitive settlement agreement as well as court approval. The agreement in principle also relates to the settlement of the counterclaims filed by Alcon in the proceeding. Under the proposed settlement terms, the Company's domestic and international marketing agreements with Alcon will terminate upon court approval of the settlement. Court approval, if any, is not expected until the first quarter of 1996. Under the settlement, VISX will also be obligated to reimburse the CAP Group for legal fees and expenses and certain other related expenses incurred by them. In addition, VISX has certain obligations to indemnify its directors and officers in the event of litigation and is therefore obligated to reimburse the individual defendants for their legal fees and expenses. As a result, VISX anticipates incurring additional legal expenses in connection with the settlement of this litigation.


  Product Liability

     VISX requires all clinical investigators to advise persons treated in United States clinical trials that the procedure is investigational and has not been determined to be safe or effective by the FDA and requires that signed consents be obtained prior to treatment. Notwithstanding these requirements, three individuals who were treated in United States clinical trials of the VISX System have sued their ophthalmologists and VISX following their surgery. These suits are currently pending in Michigan, New Jersey and Pennsylvania. VISX believes that it has meritorious defenses to these actions, and that their resolution will not have a material adverse effect on the Company's financial position or results of operations. However, all three suits are in the early stages of discovery and there can be no assurance as their outcome.

  Securities Class Action Litigation

     In September 1994, various actions were filed in United States District Court against the Company and several former and current directors and officers of the Company alleging violations of federal securities laws involving the issuance of misleading statements and failure to make required disclosures regarding the Company's prospects and the FDA regulatory status of the VISX System. These actions were subsequently consolidated into a single class action. In June 1995, the Company reached a settlement (pending court approval) of the securities class action lawsuit against the Company. The net cost of settlement after insurance reimbursement is expected not to exceed $2,250,000.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

            NAME               AGE                           POSITION
-----------------------------  ---   ---------------------------------------------------------
Mark B. Logan................  57    Chairman of the Board, Chief Executive Officer and
                                     President
Elizabeth H. Davila..........  51    Executive Vice President, Chief Operating Officer
Katrina J. Church............  34    Vice President, General Counsel and Secretary
Terrance N. Clapham..........  48    Vice President, Research and Development
Jordan D. Haller, M.D. ......  63    Vice President, Regulatory and Clinical Affairs
Timothy R. Maier.............  47    Vice President, Chief Financial Officer
Judith A. Somerville.........  52    Vice President, Human Resources
W. Michael Wilson............  51    Vice President, Operations
Glendon E. French............  61    Director
Robert B. Samuels............  55    Director
Richard B. Sayford...........  64    Director

     Mark B. Logan. Mr. Logan has served as Chairman of the Board, President and Chief Executive Officer of the Company since November 1994. From January 1992 to July 1994, Mr. Logan was Chairman of the Board, President and Chief Executive Officer of Insmed Pharmaceuticals, Inc., a development-stage biopharmaceutical company, and has served on its board of directors since its founding in 1988. Prior to 1992, Mr. Logan was a Principal Associate with McManis Associates, Inc., a Washington, D.C. based research and management firm specializing in the health care field. From 1981 to 1985, Mr. Logan was employed by Bausch & Lomb, Inc. as President, Health Care and Consumer Group, and was a member of Bausch & Lomb's board of directors. From 1975 to 1981, he was employed by Becton, Dickinson & Co. where he held the position of Consumer Group President, and was responsible for that Company's worldwide diabetes syringe business. From 1967 to 1974, Mr. Logan held various management positions with American Home Products Corporation.

     Elizabeth H. Davila. Ms. Davila has been Executive Vice President and Chief Operating Officer since May 1995. From 1977 to 1994, Ms. Davila held senior management positions with Syntex Corporation which included Vice President of Quality and Reengineering, Vice President and Director of the Company's Drug Development Optimization Program, Vice President of Marketing and Sales for the Syva Company Diagnostics Division and Vice President of Marketing and Sales of the Syntex Ophthalmics Division.

     Katrina J. Church. Ms. Church has been Vice President, General Counsel since January 1995 and corporate counsel since June 1991. She has served as Secretary of the Company since May 1994. Before joining the Company in 1991, Ms. Church practiced law with the firm Hopkins & Carley in San Jose, California.

     Terrance N. Clapham. Mr. Clapham has been Vice President, Research and Development since March 1993. He also served as Secretary of the Company from November 1990 to May 1994 and Vice President, Engineering and Product Development from November 1990 to March 1993. He was a founder, Vice President, Secretary and director of one of the Company's predecessors from its inception in August 1987 until November 1990, when it was merged with the Company.

     Jordan D. Haller, M.D. Dr. Haller has been Vice President, Regulatory and Clinical Affairs since July 1995. Prior to joining VISX, Dr. Haller was Medical Director of Quantum Bio-Medical Technologies from 1990. Dr. Haller also served on the faculty at Columbia University and taught courses in technology assessment, with emphasis on government and FDA regulation. From 1985 to 1990, he was Medical Director for C.R. Bard Company. In 1984 he founded The Laser Institute of Pittsburgh. Prior to 1984, Dr. Haller was Director of Cardiovascular Surgery at Maimonides Medical Center and a practicing cardiovascular surgeon.

     Timothy R. Maier. Mr. Maier has been Vice President, Chief Financial Officer since June 1995. From 1991 to June 1995, he served as Vice President, Chief Financial Officer of GenPharm, International, Inc., a privately held international biotechnology company. From 1976 to 1991, Mr. Maier held various positions with Spectra-Physics, Inc., an international manufacturer of scientific and commercial laser products. His positions included Operations Manager, International Finance and Administration Manager, and Vice President of Finance.

     Judith A. Somerville. Ms. Somerville has been Vice President, Human Resources since September 1995 and Director, Human Resources since March 1995. From 1993 to March 1995, she served as Corporate Director, Compensation and Benefits at VLSI Technology, Inc., a publicly held semiconductor company. From 1990 to 1993, she was Director, Corporate Compensation and Benefits at Conner Peripherals, Inc., an international manufacturer of disk drives. From 1989 to 1990, she was Corporate Compensation Manager at Hexcel Corporation. From 1980 to 1989, Ms. Somerville was employed by United Technologies Corporation in a variety of Human Resource positions.

     W. Michael Wilson. Mr. Wilson has been Vice President, Operations since January 1992 and served as Director of Operations from December 1991 to January 1993. He was Manufacturing Manager with one of the Company's predecessors from January to November 1990 and Manufacturing Manager of the Company from November 1990 to December 1991.

     Glendon E. French. Mr. French has served as a director of the Company since May 1995. Mr. French served as Chairman and Chief Executive Officer of Imagyn Medical, Inc. ("Imagyn") from February 1992 until his retirement as Chief Executive Officer in December 1994. He continued to serve as Chairman of Imagyn until April 1995 and as a director of Imagyn until September 1995. From 1989 until he joined Imagyn in February 1992, Mr. French was Chairman, Chief Executive Officer and a director of Applied Immune Sciences, Inc. From 1982 to 1988, Mr. French was President of the Health and Education Services Sector of ARA Services, Inc., and from 1972 to 1982, he was President of American Critical Care (formerly a division of American Hospital Supply Corp., now known as Dupont Critical Care). Mr. French is also a director of Pacific Physician Services, Inc.

     Robert B. Samuels. Dr. Samuels has served as a director of the Company since February 1993. He is Chairman of TEC, Inc., an organization that specializes in business skills development for chief executive officers. He served as President of Allergan Humphrey, a supplier of eye care diagnostic instruments, from 1987 through December 1991. He has 26 years experience in the health care industry, including corporate executive positions with Smith Kline Beckman, Inc. and Allergan, Inc.

     Richard B. Sayford. Mr. Sayford has served as a director of the Company since May 1995. Mr. Sayford has been President of Strategic Enterprises, Inc., a private business consulting firm specializing in work with high technology and venture firms since 1979. He is a founding investor of MCI Communications Co. and has served as a member of the Board of Directors of MCI since 1980. He is also a director of Medtrac, Inc. and Laser Technologies, Inc. He is former President of Amdahl International, Ltd. and Corporate Vice President of Amdahl Corporation.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                UNDERWRITERS                              NUMBER OF SHARES
    --------------------------------------------------------------------  ----------------
    Dillon, Read & Co. Inc. ............................................
    PaineWebber Incorporated............................................

                                                                              ---------
              Total.....................................................      2,500,000
                                                                              =========

     The Managing Underwriters are Dillon, Read & Co. Inc. and PaineWebber Incorporated.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $          per share on sales to
certain dealers. The Underwriters may allow, and such dealers may reallow, a
concession not to exceed $          per share on sales to certain dealers. The
offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 375,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.


     The Company has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of this Offering, except
(i) shares of Common Stock issued upon the exercise of options issued under its existing stock option plans and (ii) options granted to its employees, officers and directors under its stock option plans and (iii) shares of Common Stock offered and sold pursuant to its existing stock purchase plan. The Company's officers and directors, who beneficially own an aggregate of 460,974 shares of Common Stock, have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of this Offering. In addition, under the Company's Agreement in Principle with Alcon relating to the proposed stockholder derivative litigation settlement, Alcon has agreed not to sell, transfer or otherwise dispose of its 224,000 shares of Common Stock before January 24, 1996.


     The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     In connection with the Company's private placement of 1,200,000 shares of its Common Stock completed in February 1995 at a price of $10.854 per share, PaineWebber Growth Fund and PaineWebber Growth Portfolio, affiliates of PaineWebber Incorporated, purchased from the Company an aggregate of 100,000 shares of the Common Stock.


     In connection with this Offering, certain Underwriters and selling group members or their affiliates may engage in passive marketing making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of sales in this Offering. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher, Los Angeles, California.

                                    EXPERTS

     The audited financial statements as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office, and copies of all or any part of the Registration Statement may be obtained from such office upon the payment of the fees prescribed by the Commission.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

     (3) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on February 4, 1991, as amended.


     (4) The Company's Current Reports on Form 8-K filed with the Commission on October 17, 1995 and November 3, 1995.


     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any report or document described above (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to VISX at its principal executive offices located at 3400 Central Expressway, Santa Clara, California 95051, telephone (408) 733-2020, attention, Investor Relations.

                      VISX, INCORPORATED AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-1
Consolidated Balance Sheets...........................................................  F-2
Consolidated Statements of Operations.................................................  F-3
Consolidated Statements of Stockholders' Equity.......................................  F-4
Consolidated Statements of Cash Flows.................................................  F-5
Notes to Consolidated Financial Statements............................................  F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO VISX, INCORPORATED:

     We have audited the accompanying consolidated balance sheets of VISX, Incorporated (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VISX, Incorporated and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

                                             -----------------------------------
                                             Arthur Andersen LLP

San Jose, California
February 14, 1995

                      VISX, INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                           ---------------------      JUNE 30,
                                                             1993         1994          1995
                                                           --------     --------     -----------
                                                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents..............................  $ 11,847     $ 11,161      $   6,796
  Short-term investments.................................        --           --          8,049
  Accounts receivable:
     Trade...............................................     1,059          268          4,160
     Alcon, a related party..............................     3,690        2,659             --
  Inventories............................................     3,206        3,792          5,308
  Prepaid expenses.......................................       165          187            253
                                                           --------     --------       --------
     Total current assets................................    19,967       18,067         24,566
PROPERTY AND EQUIPMENT, NET..............................     1,590        1,450          1,884
OTHER ASSETS.............................................     1,360        1,110            894
                                                           --------     --------       --------
                                                           $ 22,917     $ 20,627      $  27,344
                                                           ========     ========       ========
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.......................................  $  1,014     $  2,058      $   3,092
  Accrued liabilities....................................     3,220        4,167          3,686
                                                           --------     --------       --------
     Total current liabilities...........................     4,234        6,225          6,778
                                                           --------     --------       --------
DEFERRED REVENUE & OTHER LONG-TERM OBLIGATIONS...........       659          409            409
                                                           --------     --------       --------
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 8)
STOCKHOLDERS' EQUITY:
  Common stock -- $.01 par value, 30,000,000 shares
     authorized; 10,686,572, 11,024,808 and 12,571,142
     shares issued at December 31, 1993, 1994 and June
     30, 1995, respectively..............................       107          110            125
  Additional paid-in capital.............................    48,459       50,689         65,117
  Accumulated deficit....................................   (30,539)     (36,803)       (45,082)
  Less: 500,000 common stock treasury shares, at cost....        (3)          (3)            (3)
                                                           --------     --------       --------
     Total stockholders' equity..........................    18,024       13,993         20,157
                                                           --------     --------       --------
                                                           $ 22,917     $ 20,627      $  27,344
                                                           ========     ========       ========

      The accompanying notes are an integral part of these balance sheets.

                      VISX, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               JUNE 30,
                                        --------------------------------     -------------------
                                          1992        1993        1994        1994        1995
                                        --------     -------     -------     -------     -------
                                                                                 (UNAUDITED)
REVENUES:
  Product sales.......................  $  9,368     $ 1,092     $ 1,240     $   940     $ 2,800
  Product sales to Alcon, a related
     party............................     9,566      18,450      13,993       8,067       1,680
  Service and other revenues..........     1,351       2,532       2,663       1,230       1,995
                                        --------     -------     -------     -------     -------
          Total revenues..............    20,285      22,074      17,896      10,237       6,475
                                        --------     -------     -------     -------     -------
COSTS AND EXPENSES:
  Cost of revenues....................    12,551      12,030      10,274       5,250       4,438
  Marketing, general and
     administrative...................     6,846       5,272       6,371       2,495       3,916
  Research, development and
     regulatory.......................     5,445       4,964       7,085       2,978       4,608
  Reserve for product line
     disposition......................        --          --       1,500          --          --
  Purchased research and development..     6,017          --          --          --          --
                                        --------     -------     -------     -------     -------
          Total costs and expenses....    30,859      22,266      25,230      10,723      12,962
                                        --------     -------     -------     -------     -------
LOSS FROM OPERATIONS..................   (10,574)       (192)     (7,334)       (486)     (6,487)
                                        --------     -------     -------     -------     -------
OTHER INCOME (EXPENSE):
  Interest income.....................       767         295         472         206         376
  Other income........................       276          76         598          23          82
  Interest expense....................       (20)         --          --          --          --
  Litigation settlement...............        --          --          --          --      (2,250)
                                        --------     -------     -------     -------     -------
     Other income (expense), net......     1,023         371       1,070         229      (1,792)
                                        --------     -------     -------     -------     -------
NET INCOME (LOSS).....................  $ (9,551)    $   179     $(6,264)    $  (257)    $(8,279)
                                        ========     =======     =======     =======     =======
NET INCOME (LOSS) PER SHARE...........  $   (.98)    $   .02     $  (.60)    $  (.03)    $  (.71)
                                        ========     =======     =======     =======     =======
Weighted average number of shares and
  equivalents outstanding.............     9,706      10,540      10,372      10,271      11,654
                                        ========     =======     =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                      VISX, INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                          COMMON STOCK     ADDITIONAL                                TOTAL
                                         ---------------    PAID-IN     ACCUMULATED   TREASURY   STOCKHOLDERS'
                                         SHARES   AMOUNT    CAPITAL       DEFICIT      STOCK        EQUITY
                                         ------   ------   ----------   -----------   --------   -------------
BALANCE, DECEMBER 31, 1991.............   9,827    $ 98     $ 40,675     $ (21,167)     $ (3)       $19,603
Exercise of stock options..............      66       1          380            --        --            381
Issuance of common stock and stock
  options in connection with the
  acquisition of VISX-Massachusetts....       7      --          245            --        --            245
Sale of common stock in a public
  offering, net of issuance costs......     496       5        5,524            --        --          5,529
Net loss...............................      --      --           --        (9,551)       --         (9,551)
                                         ------    ----      -------      --------      ----        -------
BALANCE, DECEMBER 31, 1992.............  10,396     104       46,824       (30,718)       (3)        16,207
Exercise of stock options..............     177       2          682            --        --            684
Exercise of warrants and options issued
  to Underwriters......................     114       1          953            --        --            954
Net income.............................      --      --           --           179        --            179
                                         ------    ----      -------      --------      ----        -------
BALANCE, DECEMBER 31, 1993.............  10,687     107       48,459       (30,539)       (3)        18,024
Exercise of stock options..............     265       3        1,488            --        --          1,491
Exercise of warrants issued to
  Underwriters.........................      35      --          350            --        --            350
Issuance of common stock under the
  Employee Stock Purchase Plan.........      38      --          392            --        --            392
Net loss...............................      --      --           --        (6,264)       --         (6,264)
                                         ------    ----      -------      --------      ----        -------
BALANCE, DECEMBER 31, 1994.............  11,025     110       50,689       (36,803)       (3)        13,993
Exercise of stock options..............     331       3        2,067            --        --          2,070
Sale of common stock in a private
  placement, net of issuance costs.....   1,200      12       12,222            --        --         12,234
Issuance of common stock under the
  Employee Stock Purchase Plan.........      15      --          139            --        --            139
Net loss...............................      --      --           --        (8,279)       --         (8,279)
                                         ------    ----      -------      --------      ----        -------
BALANCE, JUNE 30, 1995 (UNAUDITED).....  12,571    $125     $ 65,117     $ (45,082)     $ (3)       $20,157
                                         ======    ====      =======      ========      ====        =======

   The accompanying notes are an integral part of these financial statements.

                      VISX, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,               JUNE 30,
                                            -------------------------------     --------------------
                                             1992        1993        1994        1994         1995
                                            -------     -------     -------     -------     --------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................  $(9,551)    $   179     $(6,264)    $  (257)    $ (8,279)
Adjustments to reconcile net income (loss)
  to net cash provided by (used for)
  operating activities:
  Depreciation and amortization...........      409         550         609         287          322
  Purchased research and development......    6,017          --          --          --           --
CHANGES IN ASSETS AND LIABILITIES:
  Decrease (increase) in trade accounts
     receivable...........................    1,577         478         791          22       (3,892)
  Decrease (increase) in accounts
     receivable from Alcon................   (4,071)      1,589       1,031        (357)       2,659
  Decrease (increase) in inventories......   (1,400)        519        (586)       (215)      (1,516)
  Decrease (increase) in prepaid
     expenses.............................      (61)        324         (22)       (169)         (66)
  Decrease (increase) in other assets.....      (63)        (12)        228         205          205
  Increase (decrease) in accounts
     payable..............................      142        (940)      1,044         777        1,034
  Decrease in amounts payable to Alcon....   (1,000)         --          --          --           --
  Increase (decrease) in accrued
     liabilities..........................       34        (988)        947        (348)        (481)
  Decrease in deferred revenue and other
     long-term obligations................      (24)         --        (250)         --           --
                                            -------     -------     -------     -------     --------
     Net cash provided by (used for)
       operating activities...............   (7,991)      1,699      (2,472)        (55)     (10,014)
                                            -------     -------     -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................   (1,353)       (620)       (447)       (220)        (745)
  Acquisition of VISX-Massachusetts.......   (5,932)         --          --          --           --
  Purchase of short-term investments......       --          --          --          --       (8,712)
  Proceeds from maturities of short-term
     investments..........................    1,061          --          --          --          663
  Decrease in long-term investments.......   11,697          --          --          --           --
                                            -------     -------     -------     -------     --------
     Net cash provided by (used for)
       investing activities...............    5,473        (620)       (447)       (220)      (8,794)
                                            -------     -------     -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common
     stock................................    5,910       1,638       2,233       1,236       14,443
  Repayments of long-term obligations and
     capital leases.......................      (19)         (5)         --          --           --
                                            -------     -------     -------     -------     --------
     Net cash provided by financing
       activities.........................    5,891       1,633       2,233       1,236       14,443
                                            -------     -------     -------     -------     --------
     Net increase (decrease) in cash and
       cash equivalents...................    3,373       2,712        (686)        961       (4,365)
  Cash and cash equivalents, beginning of
     period...............................    5,762       9,135      11,847      11,847       11,161
                                            -------     -------     -------     -------     --------
  Cash and cash equivalents, end of
     period...............................  $ 9,135     $11,847     $11,161     $12,808     $  6,796
                                            =======     =======     =======     =======     ========
  Cash paid for interest expense..........  $    20     $    --     $    --     $    --     $     --
                                            =======     =======     =======     =======     ========

   The accompanying notes are an integral part of these financial statements.

                      VISX, INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

NOTE 1.  THE COMPANY

     VISX, Incorporated (the "Company" or "VISX") was incorporated in Delaware in 1988 as Taunton Technologies Inc. The Company changed its name to VISX, Incorporated in 1990 when it acquired VISX, Incorporated ("VISX California"). The Company is engaged in the design and development of proprietary technologies and systems for laser vision correction ("LVC"). The Company has developed and manufactures a device (the "VISX System") which utilizes an excimer laser to reshape the surface of the cornea to treat nearsightedness, astigmatism and farsightedness and is intended to reduce or eliminate the patient's dependence on corrective lenses. The device is also intended to treat other eye disorders, such as opacities and superficial scars.

     In 1992, the Company acquired VISX-Massachusetts, Inc. ("VISX-Massachusetts"), formerly known as Questek, Inc., a manufacturer of excimer lasers and related products for medical, scientific and industrial applications. VISX-Massachusetts was the Company's sole supplier of lasers for the VISX System. The Company acquired VISX-Massachusetts for approximately $5,932,000 in cash, assumed VISX-Massachusetts' outstanding stock options, and forgave the intercompany balances between VISX and VISX-Massachusetts. The acquisition was accounted for using the purchase method of accounting. The Company incurred a charge against earnings of $6,017,000 in 1992, which it allocated to VISX-Massachusetts' research and development projects that were in process at the time of the acquisition. In 1993, VISX sold the non-medical technology of VISX-Massachusetts to Lambda-Physik for $850,000, to be paid in four installments over three years. The Company accounted for the proceeds from the sale of this technology as a re-allocation of the initial purchase price of VISX-Massachusetts. VISX retained certain rights to the technology which is incorporated into the VISX System.

     The Company's consolidated statements of operations include the results of operations of VISX-Massachusetts since the date of acquisition. For 1992, the combined results of operations on an unaudited pro forma basis, as though the acquisition of VISX-Massachusetts had occurred at the beginning of the period, were (in thousands, except per share data):

                                                                              1992
                                                                             -------
        Revenues...........................................................  $20,978
        Net loss...........................................................  $(9,821)
        Net loss per share.................................................  $ (1.01)


     Although further along in the development stage, the Company continues to be subject to a number of risks similar to other companies in a comparable stage of development. The success of the Company's future operations is affected by a number of significant risk factors including, but not limited to, the following:
(1) the Company expects to collect per procedure fees or some other type of payment from users of its equipment in foreign countries, based upon the Company's patents, which is innovative and may encounter resistance; (2) until the Food and Drug Administration (FDA) grants pre-market approval for the sale of the VISX System for LVC, the Company will be dependent upon international sales to sustain or increase product sales, which are also subject to international regulations and restrictions; (3) although the FDA has authorized VISX to conduct clinical trials on humans for the VISX System, there can be no assurance that the FDA will determine that the data derived from these studies supports the safety and efficacy of the VISX System for LVC; and (4) the Company may need additional financing to complete the testing and development required for regulatory approval and to ultimately manufacture the VISX System on a commercial basis; there can be no assurance that such financing will be available when needed or, if available, that the terms for obtaining such financing will

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

be favorable to the Company. See "Risk Factors" included elsewhere in this Prospectus for a discussion of certain factors affecting the Company.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Unaudited Interim Financial Data. The unaudited interim financial statements as of June 30, 1995 and for the six months ended June 30, 1994 and 1995 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the financial statements for these periods are unaudited. The Company believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries after the elimination of significant intercompany accounts and transactions.

     Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

     Short-term Investments. In 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115") "Accounting for Certain Investments in Debt and Equity Securities." In 1995, the Company's short-term investments consist of U.S. Treasury Bills with original maturities of between three and twelve months that will be held-to-maturity and are thus accounted for at amortized cost in accordance with SFAS No. 115. At June 30, 1995, the amortized cost of short-term investments approximated the aggregate fair market value and the investments mature through May 1996.

     Inventories. Inventories consist of purchased parts and systems and are stated at the lower of cost or market, using the first-in, first-out method. Work-in-process and finished goods include material, labor, and overhead. Inventories consisted of the following at (in thousands):

                                                                DECEMBER 31,
                                                              -----------------     JUNE 30,
                                                               1993       1994        1995
                                                              ------     ------     --------
    Raw Materials and Component Stock.......................  $  851     $1,394      $ 1,556
    Work-in-Process.........................................   1,683      2,398        3,209
    Finished Goods..........................................     672         --          543
                                                              ------     ------       ------
                                                              $3,206     $3,792      $ 5,308
                                                              ======     ======       ======

     Property and Equipment. Property and equipment is depreciated using the straight-line method over estimated useful lives of the assets, generally three to seven years or, in the case of leasehold

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

improvements, the term of the related lease. Property and equipment is stated at cost and consisted of the following at (in thousands):

                                                              DECEMBER 31,
                                                           -------------------     JUNE 30,
                                                            1993        1994         1995
                                                           -------     -------     --------
    Furniture and fixtures...............................  $   791     $   813     $    946
    Machinery and equipment..............................    1,995       2,676        3,201
    Leasehold improvements...............................       62         103          112
                                                           -------     -------      -------
                                                             2,848       3,592        4,259
    Less -- accumulated depreciation and amortization....   (1,258)     (2,142)      (2,375)
                                                           -------     -------      -------
    Property and equipment, net..........................  $ 1,590     $ 1,450     $  1,884
                                                           =======     =======      =======

     Revenue Recognition. The Company recognizes revenue on product sales when the products are shipped. Service revenue is recognized as the services are performed. An allowance for installation and training costs is made at the time sales are recognized.

     Net Income (Loss) Per Share. Net income per share data for 1993 has been computed using the weighted average number of common shares outstanding, after giving effect to dilutive common stock equivalents. Common stock equivalents consist of the dilutive shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Net loss per share data has been computed using the weighted average number of shares outstanding during each period; dilutive common stock equivalents have been excluded from the computation as their effect would be to reduce the net loss per share amount.

     Concentration of Credit Risk; Major Customers and Export Revenues. The Company's credit risk in its accounts receivable is concentrated primarily in sales to Alcon. Internationally, Alcon buys product from the Company and sells direct to end-users. The Company recognized $9,566,000, $18,450,000, $13,993,000, $8,067,000 and $4,480,000 in revenues from the sale of VISX Systems to Alcon for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1994 and 1995, respectively. Including sales of parts and VisionKey cards, Alcon accounted for 48%, 87%, 86%, 84% and 90% of total revenues for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1994 and 1995, respectively. The Company's marketing agreements with Alcon require the Company to nominate two representatives of Alcon for election to the Company's Board of Directors. Alcon was a related party to the Company due to its representation on the Company's Board of Directors. Alcon representatives did not stand for reelection at the Company's 1995 stockholders' meeting on May 26, 1995. Accordingly, after such date, Alcon is no longer considered a related party to the Company. The accompanying financial statements reflect transactions with Alcon up until May 26, 1995 as related party transactions (see Note 3).

     Export revenues accounted for 86%, 86%, 85%, 88% and 69% of revenues for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1994 and 1995, respectively.

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

     The following table represents export revenues by geographic region for the periods ended (in thousands):

                                                     YEAR ENDED                SIX MONTHS ENDED
                                                    DECEMBER 31,                   JUNE 30,
                                           -------------------------------     -----------------
                                            1992        1993        1994        1994       1995
                                           -------     -------     -------     ------     ------
Europe...................................  $10,365     $18,450     $12,653     $7,732     $4,200
Canada...................................    1,444          --       1,790        485        280
Far East.................................    5,586         453         790        790         --
                                           -------     -------     -------     ------     ------
                                           $17,395     $18,903     $15,233     $9,007     $4,480
                                           =======     =======     =======     ======     ======

NOTE 3.  RELATIONSHIP WITH ALCON

     Marketing Agreement. In 1987, the Company amended its then-existing agreement with Alcon Laboratories, Inc. and Alcon Pharmaceuticals Ltd. (collectively "Alcon") whereby the Company granted a license and exclusive marketing rights for the VISX System to Alcon, and in 1988, Alcon advanced $2,500,000 to the Company to defray development costs. In January 1990, the Company and Alcon entered into a Second Amended and Restated Marketing Agreement ("Marketing Agreement") which amended and restated the marketing agreement, as it pertained to domestic marketing. The Marketing Agreement grants Alcon a license and exclusive marketing rights for the Company's VISX System in the U.S., and Alcon is required to collect a per-procedure fee and remit it to the Company. The Marketing Agreement contains provisions to repay the $2,500,000 previously advanced to defray development costs. The Company repaid $1,000,000 of that amount in 1992. Alcon is compensated for its duties under the Marketing Agreement as follows: (1) The Company reimburses Alcon for costs it incurs throughout the year on behalf of the Company. The Company recorded expenses of $905,000, $90,000 and $120,000, $60,000 and $400,000 for the years ended
December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1994, and 1995, respectively, related to the reimbursement of these costs. These expenses are recorded in marketing, general and administrative expenses in the accompanying consolidated statements of operations. (2) VISX is contingently liable to Alcon for $1,500,000, the balance of the $2,500,000 previously advanced. This payment will be made at the end of each year, to the extent VISX has Annual Cash Flow, as defined in the Marketing Agreement. (3) VISX reimburses Alcon for certain additional approved costs not previously reimbursed, to the extent the Company has Annual Cash Flow. (4) Thereafter, Alcon would receive 25% of the Company's Excess Cash Flow, as defined in the Marketing Agreement. To date, no payments have accrued or become due and payable under these segments of the Marketing Agreement described in (2), (3) and (4), above. The Marketing Agreement will remain in effect until the expiration of the last patent licensed under the agreement, unless earlier terminated by Alcon or VISX in accordance with the terms of the Marketing Agreement.

     Insurance/Indemnification. Under the Marketing Agreement, the Company will be required to indemnify Alcon, its affiliates and their respective officers, directors, partners, employees and stockholders for damages, up to an aggregate of $4,000,000, arising out of the design, manufacture or authorized use of the VISX Systems or any claim that the manufacture, design, use, marketing or sale of the VISX Systems infringes any patent owned or controlled by any third party. The indemnity does not cover damages resulting from negligence, recklessness, willful misconduct or unauthorized act of any party seeking indemnification. VISX maintains a product liability policy in the amount of $4,000,000.

     Clinical and Regulatory. In September 1994, VISX and Alcon signed a letter of intent pursuant to which Alcon agreed to provide interim regulatory and clinical assistance to the Company. During 1994,

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

the Company recognized expenses of $400,000 related to these services provided by Alcon. Effective February 1995, the Company terminated the interim regulatory and clinical agreement with Alcon.


     Subsequent Event. On October 28, 1995, Alcon, VISX and the other participants in VISX's pending stockholder derivative litigation announced an agreement in principle for the settlement of such litigation pursuant to which, among other things, the domestic and international marketing agreements between VISX and Alcon will terminate subject to execution of a definitive settlement agreement and after a transition period during which court approval of the settlement will be sought. Court approval, if any, is not expected until the first quarter of 1996. Under the terms of the agreement in principle, Alcon will cease, after the transition period, all marketing and sales efforts on behalf of VISX. However, Alcon will continue to service VISX Systems sold internationally by Alcon. In addition, as part of the settlement, Alcon will obtain a fully-paid license under VISX's Canadian patents for the use of the 23 VISX Systems sold by Alcon in Canada. Alcon has agreed to cooperate with the Company in various respects to facilitate the transition resulting from termination of the marketing agreements with Alcon. Under the settlement terms, Alcon will be able to market competitors' LVC systems. Also, under settlement terms, the Company will be released from its obligation to reimburse Alcon for approximately $1.5 million of developmental expenses for the VISX System previously advanced by Alcon. Additionally, Alcon's right to receive 25% of VISX's future excess cash flow will also be terminated. (See Note 8).


NOTE 4. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at (in thousands):

                                                                DECEMBER 31,
                                                              -----------------     JUNE 30,
                                                               1993       1994        1995
                                                              ------     ------     --------
    Payroll and related accruals............................  $1,081     $  729      $   804
    Accrued installation/training...........................   1,235        657          473
    Product line disposition................................      --      1,437        1,223
    Accrued royalties.......................................     188        318          265
    Deferred revenue........................................     258        101           93
    Other...................................................     458        925          828
                                                              ------     ------       ------
                                                              $3,220     $4,167      $ 3,686
                                                              ======     ======       ======

NOTE 5.  STOCKHOLDERS' EQUITY

     Common Stock. On February 14, 1995, the Company concluded a private placement of 1,200,000 shares of its Common Stock at a price of $10.85 per share and received net proceeds of approximately $12,234,000. Certain holders of the shares purchased in the private placement demanded registration of those shares for resale under the Securities Act of 1933, pursuant to the terms of the private placement agreement. The Company filed for registration of those shares in April 1995.

     Stock Option Plans. The Company has reserved shares of its common stock for issuance upon the exercise of stock options granted to the Company's employees under five separate option plans. In 1993, the Company adopted a Flexible Stock Incentive Plan (the "1993 Plan") and reserved 1,000,000 shares. The 1993 Plan permits the issuance of incentive or non-qualified stock options and stock grants to employees, consultants and non-employee directors of the Company with an exercise price not less than 85% of the fair market value on the date of grant (100% for incentive stock options). Options granted under the 1993 Plan generally vest 25% one year after the date of grant and ratably thereafter

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

over three years and expire ten years from the date of grant. In addition to the 1993 Plan, the Company has options outstanding under its 1983, 1987, 1988 and 1990 option plans, which have generally the same eligibility and vesting terms as options granted under the 1993 Plan. The Company grants 2,000 shares of the Company's common stock annually to each non-employee director of the Company. Options granted to non-employee directors of the Company become fully exercisable six months after the date of grant; however, unvested shares are subject to repurchase as set forth in the agreement.

     A summary of stock option activity for all plans follows:

                                                                  SHARES           EXERCISE
                                                               UNDER OPTION          PRICE
                                                               ------------     ---------------
December 31, 1991............................................    1,024,966      $   1.70-$14.88
  Granted....................................................      306,788          10.52-16.15
  Exercised..................................................      (49,789)          1.70-10.52
  Canceled...................................................      (83,001)          5.25-16.15
                                                                 ---------       --------------
December 31, 1992............................................    1,198,964           1.70-16.15
  Granted....................................................      320,755           9.88-14.75
  Exercised..................................................     (176,531)          1.70-16.15
  Canceled...................................................      (93,301)          5.25-16.15
                                                                 ---------       --------------
December 31, 1993............................................    1,249,887           3.00-16.15
  Granted....................................................      545,910          11.25-19.25
  Exercised..................................................     (262,642)          5.25-16.15
  Canceled...................................................      (59,340)         5.25-17.125
                                                                 ---------       --------------
December 31, 1994............................................    1,473,815           3.00-19.25
  Granted....................................................      432,500        11.375-13.875
  Exercised..................................................     (340,830)          5.25-12.40
  Canceled...................................................      (63,092)         10.84-19.25
                                                                 ---------       --------------
June 30, 1995................................................    1,502,393      $   3.00-$16.50
                                                                 =========       ==============

     Employee Stock Purchase Plan. The Company has an Employee Stock Purchase Plan ("the Purchase Plan"). The Purchase Plan is available to all eligible full-time employees, excluding those owning 5% or more of the Company's stock. Pursuant to the Purchase Plan, employees can purchase the Company's common stock at 85% of fair market value, in an amount up to 10% of the employee's wages during the semiannual plan purchase period. At June 30, 1995, 53,110 shares had been issued under the Purchase Plan.

     Option Agreement. The Company has also assumed a stock option that VISX California granted to an officer to purchase 66,195 shares of common stock at $5.70 per share. These options were exercised during 1994.

     Warrants and Stock Options Issued to Underwriters. In December 1993, Noel Group, Inc. ("Noel"), which had two representatives on the Company's Board of Directors, exercised a warrant to purchase 100,000 shares of the Company's common stock at a purchase price of $8.40 per share, which resulted in net proceeds to the Company of $840,000. Noel purchased the warrant in 1991 from the underwriter that received the warrant in 1988 in connection with the Company's initial public offering.

     Also in 1993, options to purchase an additional 14,000 shares of common stock were exercised at a purchase price of $8.16 per share, resulting in net proceeds to the Company of $114,000. The options were initially issued to the underwriters in connection with the initial public offering of VISX

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

California. The Company assumed the options in connection with the 1990 acquisition of VISX California.

     In January 1990, in connection with the private placement of 800,000 shares of its common stock, the Company issued to its private placement agent a warrant to purchase up to 35,000 shares of the Company's common stock at a purchase price of $10.00 per share. The warrant became exercisable in January 1991, and was exercised during 1994, resulting in proceeds to the Company of $350,000.

     At June 30, 1995, there were no remaining warrants or stock options outstanding outside of the Company's Stock Option and Purchase plans. The following table summarizes the share information at June 30, 1995 related to all Stock Option plans and the Purchase Plan.

                                                                           AVAILABLE
                                             SHARES                           FOR
                                            RESERVED      OUTSTANDING     FUTURE GRANT     EXERCISABLE
                                            ---------     -----------     ------------     -----------
All Option Plans..........................  2,278,532      1,502,393         125,082         530,869
Purchase Plan.............................    500,000             --         446,890              --
                                            ---------      ---------         -------         -------
Total.....................................  2,778,532      1,502,393         571,972         530,869
                                            =========      =========         =======         =======

NOTE 6.  INCOME TAXES

     In January 1993, the Company adopted on a prospective basis Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach for computing deferred income taxes. This method requires that the statement of operations reflect any changes in tax laws and rates enacted during the period affecting events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates. The Company has not had any taxable income or related tax liabilities for any period and accordingly, there is no provision for income taxes in the accompanying statements of operations. As a result, the implementation of SFAS No. 109 did not have any effect on the Company's financial position or results of operations.

     At December 31, 1994, the Company had net operating loss carryforwards of approximately $34,000,000 available to offset future Federal taxable income. These loss carryforwards expire through the year 2009. The availability and timing of the amount of prior losses to be used to offset taxable income in future years will be limited due to various provisions, including any change in ownership interest of the Company resulting from significant stock transactions.

     The components of the net deferred income tax asset as of December 31, 1993 and 1994 were as follows (in thousands):

                                                                     1993         1994
                                                                   --------     --------
    Net operating loss carryforwards.............................  $  8,700     $ 12,700
    Cumulative temporary differences (reserves)..................     1,500        1,900
    Tax credit carryforwards.....................................     1,200        1,400
                                                                   --------     --------
                                                                     11,400       16,000
    Valuation allowance..........................................   (11,400)     (16,000)
                                                                   --------     --------
    Net deferred income tax asset................................  $     --     $     --
                                                                   ========     ========

     The valuation allowance consisted of net operating losses, deferred tax assets and tax credit carryforwards which may expire before the Company can use them. The Company believes sufficient

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

uncertainty exists regarding the realizability of these items, and accordingly, a valuation allowance has been established.

NOTE 7.  COMMITMENTS

     The Company leases its facilities under operating leases which expire through 1997. Rent expense was $408,000, $657,000, $529,000, $270,000 and
$269,000 for the years ended December 31, 1992, 1993 and 1994 and for the six months ended June 30, 1994 and 1995, respectively. Future minimum lease commitments are as follows (in thousands):

                             YEAR ENDED DECEMBER 31,
        1995..............................................................    $  586
        1996..............................................................       585
        1997..............................................................       427
                                                                              ------
        Total minimum lease payments......................................    $1,598
                                                                              ======

NOTE 8.  LITIGATION

  Securities Class Action Litigation

     In September 1994, various actions were filed in United States District Court for the Northern District of California against the Company and several former and current directors and officers of the Company alleging violations of federal securities laws. These actions were consolidated into a single class action. The plaintiffs in the class action allege that from periods ranging from November 1993 to October 1994, the Company issued misleading statements and failed to make required disclosures about the Company's business prospects and the status of FDA process relating to approval of the VISX System, in violation of certain Federal securities laws. The amount of damages sought was unspecified. In June 1995, the Company reached a settlement (pending court approval) of the securities class action lawsuit against the Company. The net cost of settlement after insurance reimbursement was $2,250,000, which has been paid into an escrow account as of June 30, 1995.

  Stockholder Derivative Litigation


     In September 1994, an action was filed as a derivative action on behalf of the Company by CAP Advisers Limited, CAP Trust and Osterfak Limited (collectively, the "CAP Group"), who collectively owned in excess of 10% of the Company's outstanding Common Stock at the time the action was filed. The action names as defendants several former officers of the Company, present and former directors of the Company including representatives of Alcon, and Alcon and certain of its affiliates. The suit alleges, among other things, breaches of fiduciary duties involving the failure to exercise appropriate oversight over regulatory affairs and the Alcon marketing agreements by the named individual defendants including the Alcon representatives as well as breaches of certain of Alcon's marketing obligations under the Company's agreements with Alcon, and seeks monetary damages in excess of $2.25 billion from Alcon and the named individual defendants. Alcon has made counterclaims against the CAP Group and two former directors of the Company not named in the original suit for interference with the Company's contractual relationship with Alcon. Because this action is a derivative suit, any recovery of monetary damages would be for the benefit of the Company. However, the Company has certain obligations to indemnify its officers and directors in the event of litigation, and the Company has incurred and expects to continue to incur significant legal expenses in connection with the derivative litigation. The Company believes that the resolution of this matter will not have a material adverse

                      VISX, INCORPORATED AND SUBSIDIARIES

    (INFORMATION RELATING TO THE SIX MONTHS ENDED JUNE 30, 1994 AND 1995 IS
                                   UNAUDITED)

effect on the Company's financial position or results of operations. However, this suit is currently in the pleading stage, and there can be no assurance as to the outcome of the litigation.


     On October 28, 1995, VISX, Alcon and the CAP Group announced an agreement in principle to settle the litigation. The settlement is subject to execution of a definitive settlement agreement as well as court approval. The agreement in principle also relates to the settlement of the counterclaims filed by Alcon in the proceeding. Under the proposed settlement terms, the Company's domestic and international marketing agreements with Alcon will terminate upon court approval of the settlement. Court approval, if any, is not expected until the first quarter of 1996. Under the settlement, VISX will also be obligated to reimburse the CAP Group for legal fees and expenses and certain other related expenses incurred by them. In addition, VISX has certain obligations to indemnify its directors and officers in the event of litigation and is therefore obligated to reimburse the individual defendants for their legal fees and expenses. As a result, VISX anticipates incurring additional legal expenses in connection with the settlement of this litigation. (See Note 3).


  Azema Patent Litigation

     On August 30, 1995, Summit Technology, Inc. ("Summit") sued the Company in the United States for infringement of a U.S. patent held by Summit. Summit acquired the rights to the patent in 1993, and Pillar Point Partners, a partnership consisting of entities controlled by VISX and Summit, has not acquired rights to the patent. The lawsuit claims that the manufacture and export of VISX Systems from the United States is an infringement of the patent. A preliminary analysis of these patents by the Company leads the Company to believe that the current VISX System does not infringe these patents. The Company believes that the lawsuit is without merit and intends to vigorously defend its position and believes that the resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    [Photo of VisionKey card]



A VisionKey card, which is used
for each procedure, is encoded
with proprietary software and
is a part of the VISX System.

                             [Photo of VISX System]



                                             [Photo of ophthalmologist
                                              treating a patient with
                                                 the VISX System]






The excimer laser is an investigational device for LVC indications. Limited by United States law to investigational use within the United States.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
Prospectus Summary......................     3
Risk Factors............................     5
The Company.............................    11
Use of Proceeds.........................    11
Price Range of Common Stock and Dividend
  Policy................................    11
Capitalization..........................    12
Selected Consolidated Financial Data....    13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    14
Business................................    18
Management..............................    31
Underwriting............................    33
Legal Matters...........................    34
Experts.................................    34
Available Information...................    35
Information Incorporated by Reference...    35
Index to Consolidated Financial
  Statements............................    36
----------------------------------------------
----------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                      LOGO
                            ------------------------

                                2,500,000 SHARES

                                  COMMON STOCK
                                   PROSPECTUS
                                             , 1995
                            ------------------------

                            DILLON, READ & CO. INC.

                            PAINEWEBBER INCORPORATED
------------------------------------------------------
------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except for the SEC registration fee, NASD filing fee and Nasdaq listing fee.

    SEC registration fee......................................................  $ 22,059
    NASD filing fee...........................................................     6,897
    Nasdaq listing fee........................................................    17,500
    Accounting fees and expenses..............................................    45,000
    Legal fees and expenses...................................................   125,000
    Printing expenses.........................................................    85,000
    Blue Sky fees and expenses................................................     5,000
    Transfer agent and registrar fees and expenses............................     5,000
    Miscellaneous.............................................................    38,544
                                                                                --------
      Total...................................................................  $350,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things: (i) permissive indemnification for specified expenses incurred by directors and officers of a corporation, in the event such persons are parties to litigation or are parties to stockholder derivative actions, if certain conditions are met; and (ii) mandatory indemnification for expenses actually and reasonably incurred by directors and officers of a corporation in the event such persons are successful on the merits or otherwise in litigation covered by (i) above. Section 145 also states that these indemnification provisions shall not be deemed exclusive of any other rights which may be provided under a corporation's by-laws, an agreement, a stockholder or disinterested director vote, or otherwise.

     The Company's Amended and Restated Certificate of Incorporation, Ninth Section, part (a), "Right to Indemnification," states that each person who is involved (or threatened to be involved) in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Corporation shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement reasonably incurred by such person in connection therewith). This Ninth Section, part (a) also states that the Corporation shall indemnify and hold harmless any person who is made a party or threatened to be made a party to a proceeding by reason of the fact that, at the request of the Corporation, he or she is or was serving as a director, officer, employee or agent of another corporation or other enterprise; provided, however, that the Corporation shall indemnify this person in connection with a proceeding initiated by such person only if the proceeding was authorized by the board of directors of the Corporation. This right to indemnification includes the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, limited, however, by any provisions of DGCL. In addition, the Ninth Section, part (d) "Insurance," states that the Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under DGCL. This section also states that these rights are not exclusive of other rights that these persons might have.

     The Company's Amended and Restated Bylaws, Article X, Section 1, states that any and every person made a party to any action by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or of any corporation or other enterprise which he served at the request of the Corporation, shall be indemnified by the Corporation, to the fullest extent permissible under DGCL, against any and all reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and necessarily incurred by such person in connection with the defense of any such action. This section also states that this right is not exclusive of other rights that these persons might have.

     The form of Underwriting Agreement filed as an exhibit to this Registration Statement also provides for indemnification of the Registrant's directors and officers who sign the Registration Statement against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company also carries director and officer liability insurance.

ITEM 16.  EXHIBITS.

     The following exhibits are filed herewith:


EXHIBIT
NUMBER                                         DESCRIPTION
    1.1  --  Underwriting Agreement
   +4.1  --  Amended and Restated Certificate of Incorporation, as amended
  ++4.2  --  Amended and Restated Bylaws
   *5.1  --  Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation
   23.1  --  Consent of Independent Public Accountants (see page II-4)
  *23.2  --  Consent of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation
             (included in Exhibit 5.1)
  *24.1  --  Power of Attorney


---------------
* Previously filed.
+ Previously filed as Exhibit 3.1 to Registration Statement on Form S-1 (File
  No. 33-41621) as amended in Registration Statement on Form S-8 (File No. 33-53806).
++ Previously filed as Exhibit 3.2 to Registration Statement on Form S-1 (File
   No. 33-46311).

  ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 6th day of November, 1995.


                                          VISX, Incorporated

                                          By:     /s/  MARK B. LOGAN
                                          -------------------------------------
                                                       Mark B. Logan
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                TITLE                      DATE
         /s/  MARK B. LOGAN                 President, Chief Executive       November 6, 1995
------------------------------------------  Officer and Chairman of the
              Mark B. Logan                 Board (Principal Executive
                                            Officer)
             TIMOTHY R. MAIER*              Vice President and Chief         November 6, 1995
------------------------------------------  Financial Officer
             Timothy R. Maier               (Principal Financial and
                                            Accounting Officer)
            GLENDON E. FRENCH*              Director                         November 6, 1995
------------------------------------------
            Glendon E. French

            ROBERT B. SAMUELS*              Director                         November 6, 1995
------------------------------------------
            Robert B. Samuels

            RICHARD B. SAYFORD*             Director                         November 6, 1995
------------------------------------------
            Richard B. Sayford

*By:     /s/  MARK B. LOGAN
------------------------------------------
              Mark B. Logan
             Attorney-in-fact

                                                                    EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our report and to all references to our Firm included in or made a part of this Registration Statement.

                                          /s/ ARTHUR ANDERSEN LLP

                                          --------------------------------------
                                          ARTHUR ANDERSEN LLP

San Jose, California

November 3, 1995

                                EXHIBIT INDEX

EX. 1.1         Underwriting Agreement